82-353

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6608
Facsimile: 61 7 3237 6708
Email: dday@sppcpm.com

Chairman [redacted]

02055007

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 4 2002
WASH. D.C. 164

18 September, 2002

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendix 3B *New Issue Announcement* and covering letter to ASX dated 1 August 2002
- Investor Presentation lodged 9 August 2002
- Half-Year Report Ended 30 June 2002
- GHG Emissions Strategy *Building a Sustainable Energy Future* lodged 2 September 2002
- Notes for Editors re GHG Strategy lodged 2 September 2002
- Media Release *SPP Unveils Greenhouse Gas Strategy for Oil from Shale* dated 2 September 2002
- Stuart Project Update Report No 27 dated 17 September 2002
- Media Release *Stuart Plant Achieves Biggest Production Run* dated 17 September 2002

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

dlw 9/25

Diane Day
Group Manager Corporate Relations

Encls

SPP CPM

Southern Pacific Petroleum N.L.

A.B.N. 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000
Australia

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6619
Facsimile: 61 7 3237 6719
Email: dkelly@sppcpm.com

Our Ref:

Your Ref:

Chairman Campbell Anderson

1 August 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: Southern Pacific Petroleum N.L. – Lodgement of Appendix 3B

We attached an Appendix 3B reflecting the cancellation of 157,253 fully paid ordinary shares in the company These shares were originally issued pursuant to a Scheme of Arrangement between SPP & CPM. Under the Scheme, shareholders of CPM are entitled to receive 2.664 fully paid ordinary shares in SPP for every one of their fully paid ordinary shares in CPM.

This cancellation represents a CPM shareholder who had elected to defer from converting to SPP shares (in accordance with the terms of the Scheme of Arrangement), but which was converted to SPP shares in error. To correct this error, the SPP shares have been cancelled, and the shareholder's previous shareholding in CPM has been reinstated.

If you have any questions, please contact me on (07) 3237 6600.

Yours Faithfully,
SOUTHERN PACIFIC PETROLEUM N.L.

V.H. Kuss
Company Secretary

Encl.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(157,253)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all of the rights attaching to ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/a - Cancellation of shares
5	Issue price or consideration	These shares were originally issued pursuant to a Scheme of Arrangement between SPP & CPM. Under the Scheme, shareholders of CPM are entitled to receive 2.664 fully paid ordinary shares in SPP for every one of their fully paid ordinary shares in CPM. This cancellation represents a CPM shareholder who had elected to defer from converting to SPP shares (in accordance with the terms of the Scheme of Arrangement), but which was converted to SPP shares in error. In consideration for this cancellation, the shareholder's previous shareholding in CPM has been reinstated.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	This cancellation represents a CPM shareholder who had elected to defer from converting to SPP shares (pursuant to a Scheme of Arrangement between SPP and CPM, as described above), but which was converted to SPP shares in error. In consideration for this cancellation, the shareholder's previous shareholding in CPM has been reinstated.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Cancelled effective 8 March 2002 (date of original allotment under Scheme of Arrangement)

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
378,637,293	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
28,649,160	Equity Participation Shares paid to 1 cent
22,906,002	Equity Participation Shares paid to 0.375 cents
246,570	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
4,550,000	Convertible Unsecured Notes at $3.30 per note
12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
4	Guarantee Facility Options over maximum 10,050,000 fully paid ordinary shares
4	Guarantee Facility Options over maximum 10,057,932 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/a - Cancellation of Shares

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

<u>Not Bonus or Pro Rata Issue</u>

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities <u>**No New Class of Securites**</u>

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ..1 August.2002............
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.


Southern Pacific Petroleum NL
08/08/02

SPP World Leader in Oil Shale Commercialisation

- Control 17.3 billion barrels of oil shale resource
- Hold worldwide rights to breakthrough ATP technology (US$10/bbl projected production cost)
- ATP Technology confirmed with successful 75X scale-up in Stage 1
- A$340 million, 4,500 b/d Stuart Demonstration Module (Stage 1) producing high quality oil products for Australian and Asian markets
- Proposed A$550-600 million 15,500 b/d Commercial Module under regulatory review
- Well positioned to be a major player in a new industry similar to successful oil sands mining
- Seeking industry partners to participate in advancing commercial development of Stuart

08/08/02 2

First Half 2002 Highlights

- A$33 million in new funds
- Stuart Stage 1 oil production 155,000 barrels
- Naphtha contract with Mobil Oil Australia
- Ready market in Singapore for light fuel oil
- Excise rebate program broadened
- New shale dryer project initiated
- New partner activity stepped-up
- Stage 2 draft EIS Supplementary Report filed
- Bio-ethanol pilot study launched
- Queensland government proposing to extend Gladstone State Development Area into Targinnie and areas adjacent to Stuart

08/08/02 3

Stuart Project



08/08/02 4

SPP Controls World Scale Resource



Map Area
Australia
Gladstone
Brisbane
Sydney

Deposit	Oil Shale Resource*	SPP Net Interest
Condor	4.8	100%
Yaamba Group	4.0	100%
Duaringa	2.5	100%
Stuart	2.6	100%**
Rundle	2.6	50%
Nagoorin	2.4	50%
Nagoorin South	0.4	100%
Lowmead	0.7	50%
TOTAL	20.2 billion bbls	17.3 billion bbls

* Based on a cutoff grade of 50 L/t at zero % moisture
Excludes 9.8 billion barrels (gross and net) of other oil shale in-situ at depths below 500 meters and at high waste-to-ore ratios.
** Suncor Energy entitled to 5% royalty on production on Stage 1 only



Bowen
Condor
Mackay
Boundary Flat Lagoons
Block Creek
Yaamba
Duaringa
Rundle
Stuart
Gladstone
Lowmead
Nagoorin
Nagoorin South
0
90 miles

08/08/02 5

A$340M Stuart Demonstration Module Operational



Mine
MSO Product Tank
Tank Farm
Main Processing Area
ATP Flare
Alberta Taciuk Processor (ATP)
Oil Shale Stockpile
Naphtha Product Tank
Control Room
Administration

08/08/02 6

Stuart Showcasing Breakthrough ATP Technology

Stuart Stage 1 ATP


62.5m
Vapour Tube
Combustion Zone
Retort
Retort Seal
Preheat Tubes
Cooling Zone
Oil Shale Feed
4,500 b/d Oil
15.2m
8.2m
6,000 t/d Shale
Processed Oil Shale Discharge
Slide shoe bearing & riding ring
Retort solids transport helix
Drive motors & drive gear

Engineering: Bechtel (US), Krupp Polysius (Germany), UMATAC (Canada)
Fabrication: Santaz-Censa (Spain)

08/08/02 7

Stuart Phased Development Strategy

Commercial Development

R&D and ATP Pilot	Demonstration Module (Stage 1)	First Phase (Stage 2)	Larger Phases

ATP Scale-Up → 75X → 4X → Replicate/Integrate

Oil Shale (tpsd)	80	6,000	23,500	up to 380,000
*Oil Products (bpsd)**	75	4,500	15,500	up to 200,000
Timing	1980's	1999	2006	2009 - 2012

*** Reflects varying oil content in oil shale feed in various stages.**

08/08/02 8

Stuart Project Successes

- Stage 1 teething problems overcome
- Strong operational and environmental progress since 2001
- Solid operational team in place
- Improvements identified for Stage 1 and future commercial phases
- Positive independent reviews:
  - Stage 1 technical review (Worley)
  - Commercial development strategy (Purvin & Gertz)
  - GHG strategy (CSIRO/URS)
- Confidence established to proceed to commercial scale

08/08/02 9

Stage 1 Milestones (End July 2002)

- ATP 75X scale- up successful
  - ✓ 218 days on shale
  - ✓ 800,000 tonnes of shale processed
  - ✓ 485,000 barrels of oil produced
  - ✓ Daily rates up to 210 t/hr (84% design) as limited by upstream equipment (full design rates achieved on inert)
  - ✓ Yields up to 0.68 bbl/t (89% design)

- On-specification oil products

	Ultra Low Sulphur Naphtha	Light Fuel Oil
✓ API gravity	57°	24°
✓ Sulphur (Wt)	<1 ppm	0.4%
✓ Nitrogen (Wt)	<1 ppm	1.1%
✓ BS&W (Wt)	-	<0.07%

  - ✓ Markets established in Australia and Asia

- Emissions compliance
  - ✓ Dioxins, odours, SO_2, NO_X, shale dust all below current regulatory standards

08/08/02 10

Stage 1 Production


k bbls
Half Year
600
500
400
300
200
100
0
79
154
155
345
2Q '02 Shutdown
1H'01
2H'01
1H'02
2H'02
Actual
Estimate
k bbls
Annual
35
233
500
2000
2001
2002
Actual
Estimate

08/08/02 11

Proposed Stage 1 Optimisation

- A$25 - 35M high return capital investment program planned to optimise Stage 1
  - upstream equipment debottlenecking
    - dryer
    - crushing/blending
  - reliability improvements
  - yield enhancements
  - additional product tankage

- Targeted benefits from full program

	2001 Actual	2002 Estimate	Target
– annual oil production (kbbl)	233	500	1,200 - 1,400
– shale rate (t/hr)	161	170	240 - 250
– plant availability (%)	26	53	80 - 85
– yield (bbl/t)	0.63	0.63	0.69 - 0.75

08/08/02 12

Marketing High Quality Oil Products

	Ultra Low Sulphur Naphtha (ULSN)	Light Fuel Oil (LFO)
API Gravity	57°	24°
Sulphur	< 1 ppm	0.4%
Markets	Mobil Oil Australia	Singapore
Use	Petrol, Diesel, Jet Fuel	Fuel Oil
% Production	55 - 60%	40 - 45%

08/08/02 13

Market Development


PHILIPPINES
MALAYSIA
Singapore
KALIMANTAN
INDONESIA
Jakarta
PAPUA NEW GUINEA
Darwin
Port Moresby
AUSTRALIA
Gladstone
Brisbane
Perth
Adelaide
Sydney
Melbourne
Hobart
Refinery
LFO
ULSN

- ULSN contract signed with Mobil Oil Australia 1 July 2002
  - 133,000 bbls sold in July
  - 183,300 bbls sold to date
- LFO sales to Singapore fuel oil market
  - 172,000 bbls sold to date
- Inventory at end July 2002
  - 84,000 bbls ULSN
  - 39,000 bbls LFO
  - 123,000 bbls Total
- Average plant gate realisation A$50 - 55/bbl (including excise rebate)

08/08/02 14

Stuart First Commercial Phase (Stage 2)



Stage 2 ATP
Stage 1 ATP

08/08/02 15

Stage 2 Fast-Track Schedule



Commissioning
First Oil
Construction
Financial Close
Engineering
DBM/Feasibility Study
Partners/Financing
Regulatory
EIS Supplement
Approvals
2001
2002
2003
2004
2005
2006

08/08/02 16

Stuart Goal 70M Barrels per Year



Million Barrels of Oil
80
70
60
50
40
30
20
10
0
2002
2004
2006
2008
2010
2012
2014
2016
2018
Future Commercial Phases - High
Future Commercial Phases - Low
Stuart Stage 1
Stage 2 - First Commercial Phase

08/08/02 17

Building a Sustainable Industry

ENVIRONMENT	✓ Best practice air emission levels ✓ GHG intensity goal at less than conventional oil ✓ Dry process ✓ Ultra-low sulphur naphtha
ECONOMY	Stuart (200,000 b/d) ✓ Investment: A$8 - 9 billion (US$4-5 billion) ✓ Balance of payments: A$3 billion/yr ✓ 15,000 permanent jobs Industry (1,000,000 b/d) ✓ Investment: A$40 billion (US$22 billion) ✓ Balance of payments: A$15 billion/yr ✓ 65,000 permanent jobs
SOCIETY	✓ Regional development ✓ Aboriginal partnership

08/08/02 18

Net GHG Intensity Goal less than Conventional Oil


kg CO_2/GJ of Refined Liquid Transport Fuel (FFCA)
150
125
100
75
50
25
0
110-122
85
89
92
99
102
Optimized Plant
Achievable Goal[1]
Australian Conventional Average
US Conventional Average
Heavy Oil[2,3]
Canadian Oil Sands[3]
Shale Oil (Commercial Scale)
Comparable Oils

[1] Optimised plant plus carbon sequestration
[2] Canadian heavy oil (representative of other heavy oils)
[3] McCann/RIWG 2001

08/08/02 19

Corporate Finances



08/08/02 20

Corporate Cash Flow



A$ million
Quarterly
5
0
-5
-10
-15
-20
4
0.6
0.3
(1.0)
(17)
(15)
(16)
(19)
Sep'01
Dec'01
Mar'02
Jun'02
Actuals
A$ million
Annual
40
20
0
20
40
60
80
33
6
(60)
(73)
2001
Actual
2002
Estimate
Stage 1 Revenue
Stage 1 Capex
Stage 1 Opex
Other Corporate Costs (Excluding Fundraising)

08/08/02

21

Corporate Cash Reserves



A$ million
50
40
30
20
10
0
External Funds
28
18
Cash
35
1H
Net Costs
A$16M Minimum Capex Case
External Funds
5
5
2H
Net Costs
11
Cash
Actual
Estimate
YE 2001
YE 2002

2002/2003 Capex	A$M
■ **Funded**	
- Stage 1 sustaining	5
- Stage 1 shale dryer	6
- Stage 2 regulatory & design	4
- Total	15
■ **Future Potential**	
- Stage 1 upgrades & tankage	15 - 25
- Stage 2 design to financial close	15 - 20
- other corporate/ working capital	10 - 15
- Total	40 - 60

08/08/02

22

Valuations



08/08/02 23

Oil Shale Costs Competitive



US$/bbl
30
20
10
0
Projected Profit Margins at US$20/bbl WTI
20.00
20.00
7.40
9.40
Profit Margin (BTax)
2.50
0.60
Royalty 3
3.60
Operating Costs 4
7.50
6.50
2.50
Capital Costs 5
Offshore Oil 1
Oil Shale 2

- Robust profit margins
  - competitive with new non-OPEC oil supply
- No exploration risk
- Non-declining production
  - manufacturing model
- High quality oil products
  - ultra-low sulphur

Notes: 1. Actual cost structure of GOM, W.Africa, N. Sea, Brazil. CERA Report July, 1999.
2. Projected oil shale costs for commercial development (internal estimates and analyst reports).
3. Assumes 3% for oil shale, 12.5% for conventional.
4. Target for large scale commercial oil shale development (comparable to range of costs achieved by Suncor and Syncrude oil sands projects
5. Oil Shale: Midpoint of US$2-3/bbl range of initial and sustaining capital costs amortised over project life. Offshore Oil: finding and development costs.

08/08/02 24

Proven Analogy is Oil Sands


US$/bbl ($'99) Cash Opex 1
50
40
30
20
10
9
8
7
6
5
4
3
Actual
Projected Oil Shale Cost
1980
1985
1990
1995
2000
2005
kb/d
Production 2
1400
1200
1000
800
600
400
200
0
Actual
Projected Shale Oil Production
True North
Shell
Syncrude
Suncor
2010

Notes: 1. 1981-1993: London Financial Times, January 6, 1993.
1994-2001: Average of published costs by Syncrude and Suncor.
2. Company public reports year 2001

08/08/02 25

Current SPP Market Cap Undervalues Growth Potential


US$/bbl
1.50
1.25
1.00
0.75
0.50
0.25
0
Market Cap
Range of Analyst DCF Valuations
0.01
0.77
0.80
0.53
SPP[1]
Syncrude[2]
SPP[3]

Notes: 1. Based on: SPP share price 05.08 2002; 17.3 billion barrel resource base; and, exchange rate US$ A$0.55.
2. Based on: share price of Canadian Oil Sands (21.74% WI) 05.08 2002; and recoverable oil sands resources (proved + probable + possible) of 8.32 billion barrels (Source: Syncrude Canada Ltd 2001 Annual Report), exchange rate US$ CAD$0.63.
3. Independent broker evaluations:
(i) Credit Suisse First Boston Report 15.11 2001 (US$0.64 bbl @ 2.6 billion barrels mined - Stuart only)
(ii) Salomon Smith Barney report 14.04 2001 (US$0.53/bbl @ 10.8 billion barrels mined)
(iii) Wilson HTM report 18.06 2001 (US$0.80 bbl @ 10.7 billion barrels mined).

08/08/02 26

Key Investment Considerations

- World scale resource base
- Tested and proven breakthrough technology
- Stuart Stage 1 semi-commercial project operational
- Competitive economics for Stuart commercial developments
- Positive independent technical and commercial reviews
- Supportive governments
- Experienced management team

08/08/02 27

SOUTHERN PACIFIC PETROLEUM N.L.

A.B.N. 36 008 460 366

SPP CPM

HALF-YEAR REPORT

Half Year Ended 30 June, 2002

Chairman: Campbell Anderson

Corporate Office
Level 11, Riverside Centre
123 Eagle Street, Brisbane, Qld 4000
Ph (617) 3237 6600 Fax (617) 3237 6700
Email: info@sppcpm.com

Incorporated in the Australian Capital Territory

DIRECTORS' REPORT

SOUTHERN PACIFIC PETROLEUM N.L. A.B.N. 36 008 460 366

Your Directors present their report on the consolidated entity consisting of Southern Pacific Petroleum N.L. and the entities it controlled at the end of, or during, the half-year ended 30 June 2002.

Directors

Unless otherwise indicated, the following persons held office as directors of Southern Pacific Petroleum N.L. during the whole of the half-year and at the date of this report:

Campbell Anderson	Chairman & Non-Executive Director Member of Audit and Corporate Governance Committee Member of Compensation Committee
Jennifer McFarlane	Deputy Chairman & Executive Director (Alternate Director – John McFarlane)
James McFarland	Managing Director Member of Environment, Health and Safety Committee Member of Compensation Committee
John Val Browning	Executive Director
Victor Kuss	Executive Director Member of Audit and Corporate Governance Committee
Norton Belknap	Non-Executive Director
Brian Davidson	Non-Executive Director Member of Audit and Corporate Governance Committee
Edythe Parkinson-Marcoux	Non-Executive Director Member of Environment, Health and Safety Committee
Nicholas Stump	Non-Executive Director Member of Environment, Health and Safety Committee
Bruce Wright	Non-Executive Director Member of Environment, Health and Safety Committee

Mr Robert Bryan was a Director from the beginning of the half-year until his resignation effective from 30 June 2002.

Review of operations

At Extraordinary General Meetings of Southern Pacific Petroleum N.L ("SPP") & Central Pacific Minerals N.L ("CPM") held on 24 January 2002, shareholders overwhelmingly approved the merger of SPP and CPM under a Scheme of Arrangement to create a single publicly listed entity, SPP. This result was ratified by the Federal Court of Australia on 27 February 2002. The merger achieves a simplified corporate structure for SPP which better positions the company for growth by improving access to Australian and international capital markets.

The Stuart Stage 1 Demonstration plant has continued to achieve significant improvement in production levels through higher plant availability, reflecting the benefits of reliability improvements and growing operational experience. Production for the half year was 155,000 bbls, compared to 79,000 bbls in the corresponding period of 2001. This improvement in production is despite constraints associated with securing suitable domestic naphtha sales arrangements during the period and a 10 week maintenance shutdown in the second quarter.

DIRECTORS' REPORT (CONT)

SOUTHERN PACIFIC PETROLEUM N.L. A.B.N. 36 008 460 366

Review of operations (cont)

These sales outlet constraints on production have been relieved as a result of the company announcing on 1 July 2002, that it had secured a sales contract with Mobil Oil Australia Pty Ltd. All naptha production from Stage 1 of the Stuart Oil Shale Project through to the end of 2005 is expected to be sold under this contract. The contract also provides flexibility by allowing small trial shipments of test cargoes to other interested parties be made. The first shipments under this contract (133,000 bbls of naphtha) were made in late July 2002.

Sales of Light Fuel Oil have continued to find a ready market with 90,000 bbls being shipped to the Singapore fuel oil market during the half year, compared to 40,500 bbls in the corresponding period in 2001.

Total Revenue from ordinary activities for the half year increased by $6.1 million compared to the corresponding period in 2001 (refer page 5, $8.9 million compared to $2.8 million). This is due in part to the group achieving higher revenues from sales of product and investment, and also 2002 reflecting 100% of CPM revenues from 8 March 2002 (2001 included only SPP revenues).

Stuart Stage 1 Exploration & Evaluation expenditure (after offsetting net product sales) for the half year increased by $8.6 million compared to the corresponding period in 2001 (refer page 4, $17.1 million compared to $8.5 million). This is due to 2002 reflecting 100% of costs from 8 March 2002 (to include CPM's share of the costs - 2001 included only SPP's share) and the first half 2001 costs on Stage 1 being partly funded by Suncor.

The development of subsequent stages of the Stuart deposit is currently proceeding with preliminary engineering and regulatory work on Stage 2. The company publicly released the Supplementary Report to the Stage 2 Draft Environmental Impact Statement which was lodged with both the Queensland and Commonwealth Governments in January 2002. Detailed responses to questions raised in the government and public review are being finalised and are expected to be lodged with governments in late August, following consultation.

The company has continued its campaign to secure new partners. A number of international advisors (including Lazard, the international investment bank) have been engaged to assist this campaign and to provide advice on financial, strategic and project development matters.

SPP arranged a further US$10 million of unsecured standby guarantee facilities for up to 3 years to provide additional working capital for the Stuart Oil Shale Project. Of this amount, US$7.5 million was drawn down on 30 May 2002, resulting in the company receiving approx A$13.3 million, this is in addition to a previously arranged facility which resulted in the company receiving approx A$14.5 million. The remaining US$2.5 million remained undrawn at 30 June 2002. This was drawn down on 29 July 2002, resulting in the company receiving approx A$4.6 million.

Board Changes

After serving as a Director of the company for approximately two and a half years, Mr Robert Bryan resigned as Director of the company effective from 30 June 2002. On his resignation, Mr Bryan advised that he had significant personal involvement in his continuing business commitments and his resignation was to enable him to focus on these activities.

Rounding amounts to nearest $'000

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.

Dated at Brisbane, 13 August 2002 for and on behalf of the board.

C.M. Anderson	J.D. McFarland
Chairman	Managing Director

CONSOLIDATED EXPLORATION AND EVALUATION COSTS

For the half year ended 30 June 2002

		Half Year	
		2002	2001
		$'000	$'000
Exploration and evaluation costs for the reporting period			
Oil Shale			
	Stuart Stage 1 after recognising net product sales of $1,980,000 (2001: $578,000)	**17,123**	8,458
	Stuart Post Stage 1	**1,714**	726
	Other	**152**	133
Metals		**31**	27
Exploration and evaluation costs for the reporting period		**19,020**	9,344
Deduct:			
Stuart Stage 1 costs expensed after recognising net product sales of $1,980,000 (2001: $578,000)		**(17,123)**	(7,642)
Other exploration and evaluation costs written off		**(77)**	(59)
		1,820	1,643
Exploration and evaluation costs acquired with controlled entity		**94,607**	-
Exploration and evaluation costs at beginning of the reporting period		**88,136**	86,387
Exploration and evaluation costs at end of the reporting period		**184,563**	88,030

The accompanying notes form part of this financial report.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the half year ended 30 June 2002

	Note	Half Year 2002 $'000	Half Year 2001 $'000
Revenue from ordinary activities		**8,871**	2,783
Cost of sales	1	**-**	-
Less: Expenses from ordinary activities			
Exploration and evaluation costs expensed		**(19,180)**	(8,279)
Product selling costs		**(726)**	(464)
Borrowing costs expense		**(1,489)**	(638)
General & Administration expenses		**(6,547)**	(2,963)
Other expenses		**(2,067)**	(573)
Share of net losses of associate accounted for using the equity method		**(181)**	(2,130)
Loss from ordinary activities before income tax benefit		**(21,319)**	(12,264)
Income tax benefit		**-**	-
Net Loss		**(21,319)**	(12,264)
Net Loss attributable to outside equity interest (CPM deferred shareholders)		**1,008**	-
Net loss attributable to members of Southern Pacific Petroleum N.L		**(20,311)**	(12,264)
Net (decrease)/increase in share of reserves of associates	2 (i)	**(24,473)**	868
Net increase in asset revaluation reserve	2 (i)	**34,858**	-
Net decrease in foreign currency translation reserve	2 (i)	**(134)**	-
Total revenues, expenses and valuation adjustments attributable to members of Southern Pacific Petroleum N.L recognised directly in equity		**10,251**	868
Total changes in equity other than those resulting from transactions with owners as owners		**(10,060)**	(11,396)

	Half Year 2002	Half Year 2001
Basic earnings per share – cents per share	(5.65)	(3.81)
Diluted earnings per share – cents per share	(5.65)	(3.81)

The accompanying notes form part of this financial report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2002

	30 June 2002 $'000	31 December 2001 $'000
Current assets		
Cash assets	**9,330**	2,074
Receivables	**1,404**	1,144
Investments	**1,955**	5,066
Inventories	**13,615**	3,408
Other – R&D syndicate restricted deposit	**21,910**	10,990
Total current assets	**48,214**	22,682
Non-current assets		
Receivables	**4,494**	3,129
Investments - accounted for using the equity method	**-**	20,937
- other	**2**	250
Inventories - property	**293**	162
Property, plant and equipment	**2,012**	1,231
Exploration and evaluation costs	**184,563**	88,136
Total non-current assets	**191,364**	113,845
Total assets	**239,578**	136,527
Current liabilities		
Payables	**10,179**	5,155
Provisions (incl R&D syndicate liability)	**23,235**	11,622
Total current liabilities	**33,414**	16,777
Non-current liabilities		
Interest bearing liabilities	**56,801**	15,015
Provisions	**195**	68
Total non-current liabilities	**56,996**	15,083
Total liabilities	**90,410**	31,860
Net assets	**149,168**	104,667
Equity		
Parent entity interest		
Contributed equity	**268,326**	221,065
Reserves	**34,724**	24,473
Accumulated losses	**(161,174)**	(140,871)
Total parent entity interest	**141,876**	104,667
Outside entity interest in controlled entities (CPM deferred shareholders)	**7,292**	-
Total equity	**149,168**	104,667

The accompanying notes form part of this financial report

STATEMENT OF CASH FLOWS

For the half year ended 30 June 2002

	Half Year 2002 $'000	Half Year 2001 $'000
Cash flows from operating activities		
Receipts from customers and others	**2,772**	690
Payments to creditors, other suppliers and employees (inclusive of goods and services tax)	**(5,944)**	(2,618)
Payments for exploration and evaluation (inclusive of goods and services tax)	**(28,339)**	(9,412)
GST credits received from Australian taxation office	**3,534**	1,121
Interest received	**20**	72
Payment of borrowing costs	**(442)**	-
Payment of interest on convertible notes	**(1,275)**	(638)
Rental income received	**28**	59
Income from sale of land held for resale	**312**	44
Tenement security deposits paid	**-**	(881)
Other receipts	**257**	-
Net cash flows from operating activities	**(29,077)**	(11,563)
Cash flows from investing activities		
Dividend income received	**25**	21
Payments for investments	**(102)**	(97)
Purchase of controlled entity (net of cash acquired)	**10,044**	(1,015)
Interest received on investments	**244**	664
Proceeds from sale of investments	**2,347**	96
Payments for property, plant and equipment	**(32)**	(144)
Proceeds from sale of property, plant and equipment	**-**	23
Loans to related entities	**(7,255)**	-
Net cash flows from investing activities	**5,271**	(452)
Cash flows from financing activities		
Proceeds from issue of shares and options	**10**	3,456
Proceeds from borrowings	**27,789**	-
Net cash flows from financing activities	**27,799**	3,456
Net increase/(decrease) in cash Held	**3,993**	(8,559)
Cash at the beginning of the reporting period	**6,332**	30,891
Cash at the end of the reporting period	**10,325**	22,332

The accompanying notes form part of this financial report

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 30 JUNE 2002

Note 1. Basis of Preparation of Half-Year Report

This general purpose financial report for the interim half-year reporting period ended 30 June 2002 has been prepared in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2001 and any public announcements made by Southern Pacific Petroleum N.L. ('SPP') during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

As a result of applying the revised Accounting Standard AASB 1018 Statement of Financial Performance, revised AASB 1034 Financial Report Presentation and Disclosures and AASB 1040 Statement of Financial Position for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

As the company is in the exploration and evaluation phase for the half year ended 30 June 2002, the costs incurred include both a cost of goods sold element and an evaluation element. The cost of goods sold element can not be reliably estimated and, accordingly, costs of goods sold has not been separately disclosed in these accounts.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year.

Note 2. Significant Transactions during the period

During the half year ended 30 June 2002, SPP entered into the following significant transactions.

(i) Schemes of Arrangement

At a series of meetings held on 24 January 2002, SPP's shareholders and also the security holders of Central Pacific Minerals N.L. ("CPM") passed all resolutions approving a series of Schemes of Arrangement between SPP and CPM. The schemes received final approval at the second court hearing held on 27 February 2002. As a result of the implementation of the schemes:

- SPP assumed control of CPM on 8 March 2002 by increasing its shareholding in CPM (on a fully diluted basis) to 90.05% (increased from 34.47% immediately preceding the schemes' implementation). In accordance with the schemes, SPP issued 2.664 equivalent shares in SPP for each CPM share it did not already own. As a result, on 8 March 2002, SPP issued 164,218,904 fully paid ordinary shares, 247,369 ordinary shares paid to 9.384 cents each (9.384 cents each unpaid) and 22,906,002 equity participation shares paid to 0.375 cents per share.
- The implementation of the schemes was subject to a deferral mechanism by which holders of CPM shares could elect to defer conversion of their shareholding for up to 10 years. Shareholders holding 9.95% of CPM's issued shares elected to defer conversion of their shareholdings. From the implementation date of the schemes until 30 June 2002, a number of these shareholders had elected to convert a further 403,800 CPM fully paid ordinary shares into 1,075,723 equivalent SPP shares. This resulted in SPP's shareholding in CPM (on a fully diluted basis) increasing to 90.40% at 30 June 2002.
- On 8 March 2002, SPP assumed control of the following entities:
  - CPM and its 100% owned entities:
    - Western Pacific Exploration Services N.L.
    - Central Pacific Minerals (Stuart) Pty Ltd
    - Pageant Investments Pty Ltd
  - Entities owned by SPP (50%) and CPM (50%) – not previously controlled by either entity:
    - Stuart Energy (Nominees) Pty Ltd
    - Southern Pacific Petroleum (Development) Pty Ltd
    - Beloba Pty Ltd
    - Southern & Central Research & Development N.L.
    - SPP Europe
    - Southern Pacific Petroleum (USA) Inc

  The consolidated financial statements incorporate the assets and liabilities of these entities as at 30 June 2002, and also the results of these entities for the period 8 March 2002 to 30 June 2002.

Note 2. Significant Transactions during the period (cont)

(i) Schemes of Arrangement (cont)

- By selective capital reduction, SPP cancelled the shares held in SPP by CPM on 8 March 2002. This resulted in the cancellation of 107,511,690 fully paid ordinary shares, 32,500 ordinary shares paid to 10 cents and 312,500 equity participation shares paid to 1 cent. Consideration of $1 was paid to CPM on the cancellation of these shares.
- Various amendments to SPP's constitution were approved, including a restriction to prevent any person, or his or her associates, from holding more than 20% of SPP's shares. This restriction will apply for 2 years from the date of implementation of the schemes (8 March 2002).
- The terms of CPM convertible notes were amended so that they now each convert into 2.664 of SPP's shares at a price of $2.93 each (previously, they were each to convert into one of CPM's shares at a price of $7.80 each).
- In conjunction with the schemes, on 8 March 2002, SPP issued the following options:
  - 12,331,656 Options to Sunoco Inc in consideration for the cancellation of 4,629,000 options issued previously by CPM. These options expire on 20 April 2006 and have an exercise price of $1.2669 each.
  - 4 Guarantee Facility Options (having rights of exercise over up to 10,057,932 SPP fully paid ordinary shares) to Mr John Val Browning, a Director of the company, in consideration for the cancellation of 4 Guarantee Facility Options which had rights of exercise over up to 3,775,500 CPM fully paid ordinary shares.
- The directors have determined that the fair value of the consideration paid by SPP to acquire CPM (being 2.664 equivalent SPP shares for each CPM share held, reduced by the effect of the cancellation of CPM's shareholding in SPP) was $45.7 million. The fair value of listed securities issued by SPP was based on the weighted average share price of SPP fully paid ordinary shares trading on the Australian Stock Exchange on the effective acquisition date which, for the initial acquisition, was 8 March 2002. The fair value of other securities were based on the value derived for the fully paid ordinary shares and adjusted to take into account the conditions and restrictions applicable to each individual security. As a result of this transaction occurring, the following assets were acquired:

	55.58% acquired under the Scheme #	100% of CPM #
	$'000	$'000
Assets		
Cash Assets	5,021	9,555
Receivables	2,219	4,224
Investments	1,319	2,511
Inventories	2,917	5,550
Property plant & equipment	448	853
Exploration & evaluation costs	49,601	94,607
Other – incl restricted deposit	5,729	10,902
	67,254	**128,202**
Liabilities		
Payables	2,712	5,161
Interest bearing liabilities	12,794	24,346
Provisions	6,039	11,492
	21,545	**40,999**
Net assets	**45,709**	**87,203**

The 55.58% acquired under the scheme represents the share of CPM's net assets acquired as a direct result of the issues of securities in accordance with the scheme. The 100% represents all of the net assets of CPM taken up

Note 2. Significant Transactions during the period (cont)

(i) Schemes of Arrangement (cont)

in the SPP consolidated accounts at the date of acquisition (this reflects not only the 55.58% acquired under the scheme, but also the net assets taken up through the original 34.47% holding and the outside equity interest).

- A summary of the movements in contributed equity for the period (including the impact of issues of securities under the schemes) is provided in Note 3.

- Movements in SPP's reserves for the period are summarised below:

	$'000
Reserves	
Share of reserves of associates (refer (a) below)	-
Asset revaluation reserve (refer (b) below)	34,858
Foreign currency translation reserve	(134)
Total	34,724
Movements for the period	
Share of reserves of associates	
Balance 1 January 2002	24,473
Decrease due to ceasing using the equity method (refer (a) below)	(24,473)
Balance 30 June 2002	-
Asset revaluation reserve	
Balance 1 January 2002	-
Increase due to revaluation of SPP's existing holding in CPM (refer (b) below)	34,858
Balance 30 June 2002	34,858
Foreign currency translation reserve	
Balance 1 January 2002	-
Net exchange differences on translation of foreign controlled entity	(134)
Balance 30 June 2002	(134)

(a) When SPP obtained control of CPM, SPP ceased accounting for CPM using the equity method. As a result, the share of associate's (CPM's) reserves previously taken up by SPP was reversed. This resulted in a reduction of reserves of $24.5 million.

(b) As a result of the implementation of the schemes, it was necessary for SPP to revalue its existing holding in CPM to reflect fair value (this had previously been recorded in the books at cost). This has resulted in an asset revaluation reserve of $34.9 million being established on consolidation, reflecting the uplift in the value of SPP's existing investment in CPM to its fair value.

(ii) Guarantee Facilities

The company has arranged 3 separate unsecured standby guarantee facilities whereby it can access up to US$17.5 million for up to 3 years to provide working capital for the Stuart Oil Shale project. The fees payable for the provision of these guarantees are in the form of 3 year share options. The guarantees and associated fees will be cancellable at the company's election at any time during the 3 year period. The guarantors are also required to pay one cent per underlying share which vest on a monthly basis in proportion to the Australian dollar value of the guarantees outstanding. The details of these facilities are as follows:

- Mr John Val Browning, a Director of the company, has provided a guarantee facility of US$7.5 million. This was approved by shareholders at an Extraordinary General Meeting held on 21 December 2001. This facility was fully drawn down on 28 February 2002, resulting in the company receiving approx A$14.5 million.

Note 2. Significant Transactions during the period (cont)

(ii) Guarantee Facilities (cont)

- Mr Frederick Whittemore, a Director of Southern Pacific Petroleum (USA) Inc, has provided a guarantee facility of US$7.5 million. This facility was fully drawn down on 30 May 2002, resulting in the company receiving approx A$13.3 million.
- Mr Malcolm G Chace III has provided a guarantee facility of US$2.5 million. This facility was undrawn at 30 June 2002, and accordingly has not been reflected in the Half Year Report. On 29 July 2002, this facility was fully drawn down, resulting in the company receiving approx A$4.6 million.

Note 3. Equity

Movements in securities on issue during the half-year	**30 June 2002 Shares**	30 June 2001 Shares	**30 June 2002 $'000**	30 June 2001 $'000
Fully paid ordinary shares				
Opening balance	321,010,810	318,146,412	221,821	218,347
Issued in accordance with Scheme of Arrangement	165,294,627	-	45,815	-
Cancelled in accordance with Scheme of Arrangement	(107,511,690)	-	-	-
Issued in accordance with Sunoco buyout arrangement	-	2,500,000	-	3,331
Conversion from equity participation and partly paid	799	314,000	-	104
Closing balance	378,794,546	320,960,412	267,636	221,782
Partly paid ordinary shares				
Opening balance	2,595,247	2,595,647	259	260
Issued in accordance with Scheme of Arrangement	247,369	-	55	-
Cancelled in accordance with Scheme of Arrangement	(32,500)	-	-	-
Conversion to fully paid	(799)	-		
Closing balance	2,809,317	2,595,647	314	260
Equity participation shares				
Opening balance	27,976,151	24,773,429	280	248
Issued in accordance with Scheme of Arrangement	22,906,002	-	86	-
Cancelled in accordance with Scheme of Arrangement	(312,500)	-	-	-
Other issues during the period	985,509	2,495,721	10	25
Conversion to fully paid	-	(314,000)		(3)
Closing balance	51,555,162	26,955,150	376	270
Options				
Opening balance	12,500,004	-	1	-
Issued to Sunoco (in conjunction with Schemes of Arrangement)	12,331,656	-	1	-
Issued in accordance with Sunoco buyout arrangement	-	12,500,000	-	1
Issued to J.V. Browning (in conjunction with Schemes of Arrangement)	4*	-	10	-
Closing balance	24,831,664	12,500,000	12	1

* These options are Replacement Options issued in relation to the Scheme of Arrangement. The options were originally issued pursuant to the terms of the US$7.5 million Guarantee Facility which was approved by shareholders on 21 December 2001. The holder has the right to exercise up to 10,057,932 fully paid shares (assuming an exchange rate of AU$1.00 per US$0.50).

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 30 JUNE 2002 (CONT)

Note 4. Segment Information

The consolidated entity operates in one business segment, being the mining industry. Activities include the exploration and evaluation of oil shale and other mineral deposits. The consolidated entity's activities are conducted predominantly in one geographical segment, being Australia.

Note 5. Contingent liabilities

As at 30 June 2002 there has been no change in contingent liabilities since the last annual reporting date, 31 December 2001.

Since the end of the half year claims for $12.13 million have been made against the SPP group and Suncor Energy, relating to the alleged odour and noise emissions from the Stuart Stage 1 Plant, of which the SPP group's share would be $6.065 million. The company believes it is not liable for such an amount and that if any liability does arise it is unlikely to result in any material loss.

Note 6. Subsequent events

(i) R&D Syndicate

Since 30 June 1995, SPP and CPM have been involved in an R&D Syndicate arrangement whereby the Syndicate had obtained a non-exclusive licence of certain core technology from the companies.

In early July 2002, pursuant to the exercise of a put option, the companies were advised that they were required to repurchase the licence from the Syndicate. A provision had been made in prior years in the financial statements of the companies to acquire this licence, and the full amount of funds required to settle this transaction had been set aside in a separate bank account.

On 31 July 2002, the companies acquired the licence for $22 million, resulting in the amounts recorded in the Half Year accounts for "Provisions – current" and "Current Assets – Other (Restricted Deposit)" each reducing by $22 million.

(ii) Guarantee Facility Drawn down

As announced by the company on 31 May 2002, Mr Malcolm G Chace III agreed to provide the company with a guarantee facility of US$2.5 million. This facility was undrawn at 30 June 2002, and accordingly has not been reflected in the Half Year Report. On 29 July 2002, this facility was fully drawn down, resulting in the company receiving approx A$4.6 million

(iii) Naphtha Sales Contract

On 1 July 2002, the company announced that it had secured a sales contract with Mobil Oil Australia Pty Ltd. This contract relates to all naphtha production from Stage 1 of the Stuart Oil Shale Project (including naphtha in inventory at 1 July 2002) through to the end of 2005. The contract also provides flexibility by allowing small trial shipments of test cargoes to other interested parties to be made. The first shipments under this contract (133,000 bbls of naphtha) were made in late July 2002.

Other than the above, the Directors are not aware of any matters or circumstances not otherwise dealt with in the accounts that have significantly affected the operations of SPP, the results of those operations or the state of affairs of SPP in subsequent financial periods.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 30 JUNE 2002 (CONT)

Note 7. Commercialisation and Development Funding

Continued commercialisation of the group's technology beyond stage 1 of the Stuart project is dependent on the group securing sufficient funding from equity, debt and other sources for future developments and successful scale-up of the technology in stage 2.

The group's current plan is to continue operating and optimising the stage 1 demonstration plant, progressing engineering design and feasibility work for the stage 2 commercial plant, seeking joint venture partners and progressing financing plans.

Ultimately, the realisation of the carrying value of the group's non-current assets disclosed in these financial statements, including deferred exploration and evaluation costs amounting to $184.6 million, is dependent on the successful development and commercial exploitation of the group's oil shale deposits including the securing of the substantial financing required for such developments.

In the short term, given the scale and current throughput levels of the stage 1 demonstration plant, the plant's ability to continue operating and to generate a positive cash flow is heavily dependent on its ability to increase production from current levels. In accordance with the sales contract with Mobil Oil Australia Pty Ltd announced on 1 July 2002 (refer note 6 (iii) above), the group is currently selling its naphtha product to Mobil's Australian oil refineries from which it receives excise benefits which are available under legislation until the end of 2005.

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 4 to 13:

a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) give a true and fair view of the consolidated entity's financial position as at 30 June 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion:

a) the financial statements and notes are in accordance with the Corporations Act 2001; and

b) there are reasonable grounds to believe that Southern Pacific Petroleum N.L will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

C.M. Anderson
Chairman

J.D. McFarland
Managing Director

13 August, 2002
Brisbane

Independent review report to the members of

Southern Pacific Petroleum NL

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, set out on pages 4 to 13 is not presented in accordance with:

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of Southern Pacific Petroleum NL Group (defined below) as at 30 June 2002 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Inherent Uncertainty Regarding Deferred Exploration and Evaluation Costs

Without qualification to the opinion expressed above, attention is drawn to the following matter:

As indicated in Note 7 under the heading commercialisation and development funding, realisation of the carrying value of the Group's non-current assets, including deferred exploration and evaluation costs, is dependent on the successful development and commercial exploitation of the Group's oil shale deposits including the securing of the substantial financing necessary for such developments. The development process is currently highly focussed on the stage 1 demonstration plant which is still to achieve positive cash flows.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 30 June 2002 is the responsibility of the directors of Southern Pacific Petroleum NL. It includes the financial statements for the Group which incorporates Southern Pacific Petroleum NL (the Company) and the entities it controlled during the half-year ended 30 June 2002.

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of Company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence
As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers
Chartered Accountants

BWD Morgan
Partner

Brisbane
13 August 2002

SOUTHERN PACIFIC PETROLEUM N.L. SPP CPM

August 2002

BUILDING A SUSTAINABLE ENERGY FUTURE

OIL SHALE GREENHOUSE GAS EMISSIONS STRATEGY



INDEX

FIGURES & TABLES

APPENDICES

1. EXECUTIVE SUMMARY

Developing a new energy industry in Australia has never been more important. The country's capacity to generate its own supplies of oil is declining rapidly. The Australian Bureau of Agricultural & Resource Economics (ABARE)[1] forecasts that net imports of oil will increase from around 180,000 barrels per day currently to over 600,000 barrels per day by 2019-2020, increasing oil import dependency to around 52%.

SPP is working to reverse Australia's increasing dependence on overseas oil through the development of a world-class oil industry based on breakthrough technology to produce oil from shale. There are over 20 billion barrels of oil shale resources in central Queensland, which is roughly equivalent to six times Australia's conventional oil reserves. Alone they have the potential to produce, at full development, up to one million barrels per day, which would result in a significant oil export industry for Australia for many decades.

SPP has built and is operating the A$340 million Stuart Oil Shale Demonstration Project near Gladstone to demonstrate a new breakthrough technology. SPP is committed to continuous improvement in the technology it uses, particularly in its environmental performance. In this regard, the Demonstration Project has supported the viability of the technology as well as providing invaluable information on opportunities for improvement.

SPP *has set an achievable goal to produce oil from shale that has lower net* GHG *emissions, at full commercial scale, than conventional oil (on a full fuel cycle basis).*

SPP's commercial and operating objectives are underpinned by a strategy of sustainability. This includes acknowledging a responsibility to help mitigate greenhouse gas (GHG) emissions. To this end, the Company has voluntarily committed to achieving a major goal - that the net GHG intensity of oil produced from Stuart shale at full commercial scale will be lower than that of conventional oil on the basis of a full fuel cycle analysis.

Australia's Commonwealth Scientific & Industrial Research Organisation (CSIRO)[2] has reviewed the plan for achieving this goal and has carried out an independent check of the CO_2 intensity estimates of the mitigation steps presented by SPP. CSIRO concluded that the CO_2 reduction calculations for on-site measures were accurate and that in relation to carbon sequestration, both the assumptions and calculations were reasonable.

To achieve this goal, SPP has developed a cost effective GHG strategy based on:

- Improving the production process to minimise the amount of energy used to produce each barrel of oil from shale
- Co-developing renewable bio-ethanol production from woody biomass, one of the cleanest and most greenhouse-friendly transport fuels available
- Developing tree plantations to sequester carbon as well as to enhance biodiversity and mitigate salinity

This program provides broad environmental and economic benefits in addition to reducing GHG emissions. Such an innovative program will permanently reforest large areas of Australia and provide new and much needed business opportunities for rural areas.

The incremental capital investment program for these GHG *strategies in a commercial plant yields an overall after-tax return of* 14%.

The incremental capital investment program (A$820M) for these strategies in a commercially-sized plant to produce oil from shale (71,300 barrels of oil per stream day) yields an overall after-tax return on the incremental investment of approximately 14% and provides a solid platform on which to build a sustainable commercial oil production business. Overall, this program could increase net operating cash flow on a commercial oil shale project by around A$120 million per year.

1 ABARE is an Australian Commonwealth Government agency. It is one of the world's leading applied economic research agencies, providing public policy analysis and commodity forecasts for Australia's rural and resource industries. Research Report November 2001. (www.abareconomics.com)

2 CSIRO is the Australian Commonwealth Government research institute. It is one of the world's largest and most diverse scientific research institutions, whose 6,500 staff perform research and development over a broad range of areas of economic and social value. (www.csiro.com.au)

2. OVERVIEW

2.1 The Need for Oil From Australian Shale

Australia's oil imports are projected to increase rapidly over the next ten years as existing reserves decline and the rate of new discoveries continues to lag behind projected increases in domestic oil consumption. Over the longer term, Australia's oil self-sufficiency outlook is even bleaker with ABARE[1] forecasting net imports to grow from around 180,000 barrels a day currently to over 600,000 barrels per day by 2019-2020 as shown in Figure 1.

Development of oil production from shale would reverse Australia's growing oil import dependency on the Persian Gulf.

As a result, Australia will be exposed to a growing oil supply deficit that will have a significant adverse impact on its balance of payments and currency. In addition, these increased imports are likely to come primarily from the Persian Gulf, where the political risks remain significant.

Within this context, unlocking Queensland's high quality oil shale resources is of strategic economic importance to Australia. With production potential of around one million barrels per day, these resources would enable the country to become a net oil exporter for many decades.

Figure 1 : Helping Australia Achieve Oil Self Sufficiency


kb/d
Net Oil Imports
700
600
500
400
300
200
100
0
'000 bbls/day
Without Oil From Shale
AUSTRALIAN OIL FROM SHALE
With Oil From Shale
MIDDLE EAST IMPORTS
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Year

Source: ABARE Research Report November 2001 (Tables E1 and H)

Processed naphtha sourced from shale is effectively sulphur free.

Furthermore, the high quality oil that can be produced from shale provides the opportunity to improve air quality in Australian cities by reducing sulphur and particulate emissions. Processed naphtha, which can be used to make gasoline, diesel and jet fuel, is effectively sulphur free at less than one part per million. The diesel produced has less particulate emissions than current diesel fuels.

2.2 Addressing a Carbon Constrained World

The Inter-Governmental Panel on Climate Change (IPCC) has reached a consensus that GHG emissions are changing the world's climate. Concerns about global warming led to the Kyoto Protocol in 1997 which seeks to reduce global GHG emissions, particularly in developed countries. The threat of global warming has been forecast to affect temperature and rainfall patterns, increase the number of storms, and raise sea levels.

Man-made GHG emissions are produced primarily from the combustion of fossil fuels, including oil, gas and coal and by vegetation clearing. However, fossil fuels provide most of the world's energy needs and this dependency is expected to increase in the future. According to the Energy Information Administration (EIA) of the US Department of Energy, fossil fuels account for 84% of total energy consumption in the world, a dependency which is expected to increase to 88% by 2020. Within this increasing consumption, oil is particularly critical to the world's transportation needs, supplying 95% of world demand according to the EIA. This dependency is expected to decline only slightly by 2020.

Given the current and projected role of fossil fuels, it is a significant challenge to reduce GHG emissions. Such a challenge requires reduction in the GHG intensity of fossil fuels, rapid expansion of new renewable technologies and an overall major improvement in energy use efficiency.

Unlike conventional oil that is pumped from a well, production from shale requires applied energy in the form of heat to extract the oil. As a result, the shale oil production phase is usually more GHG intensive than conventional oil production. This increase is then offset, but only partially, by lower GHG emissions in the refining and ultimate combustion of oil products sourced from shale due to their lower carbon intensity.

In a carbon constrained world, development of an oil shale industry requires pioneering in energy efficiency, renewable fuels technology and carbon sequestration.

In a carbon constrained world, as projected by the Kyoto Protocol, an oil shale industry therefore needs to embrace steps to reduce its carbon intensity. The development of an oil shale industry in Australia as envisaged by SPP requires pioneering, not only in energy efficient oil shale technology, but also in renewable fuel technologies and in carbon sequestration. SPP's GHG mitigation plan is comprehensive and, in addition to energy efficiency measures, includes co-development of bio-ethanol from woody biomass (which potentially has the lowest GHG intensity of any transportation fuel) and permanent reforestation to sequester carbon.

2.3 SPP's Greenhouse Goal and Strategy

SPP has voluntarily committed to an achievable GHG goal that reduces the net GHG intensity of oil produced from Stuart shale to less than conventional oil on a full fuel cycle analysis (FFCA) basis. At the same time, the Company intends to maintain its focus on producing high quality oil products that help to improve air quality by reducing sulphur and particulate emissions.

Specifically, the Company's net GHG intensity goal for a commercial oil shale plant on an FFCA basis is 85kg CO_2/GJ of refined liquid transport fuel[3]. As shown in Figure 2, this is:

- 5% lower in GHG emissions than average Australian-produced oil
- 15% lower than Canadian oil sands
- 15% lower than heavy oils that are being increasingly developed in major oil producing regions of the world

FFCA is regarded as the best basis for comparison across different fuels as it includes all GHG emissions from production, refining and use.

FFCA has been adopted as the best basis for GHG comparisons since it includes not only the GHG emissions from fuel combustion (which are generated by consumers in using the fuel), but all GHG emissions arising from the fuel, from its production to its ultimate combustion. As an example, the GHG emissions from natural gas production (excluding combustion or use) are three to seven times higher than from coal production. However, in the full cycle of generating electricity, one of the attractions of natural gas is that its GHG intensity on an FFCA basis is one-half to one-third that of coal.

SPP's strategy to achieve its GHG intensity goal involves three key elements:

1. Improving the overall efficiency of the production process to minimise the amount of energy used to produce each barrel of oil from shale
2. Co-development of bio-ethanol production from woody biomass, one of the most greenhouse-friendly transport fuels, to capitalise on synergies with the process used to produce oil from shale
3. Development of major tree plantations to sequester carbon as well as to enhance biodiversity and mitigate salinity

"On-site" measures can reduce GHG intensity to a level 24-37% higher than conventional oil. This remaining gap can be closed with reforestation.

The first two elements are focused on on-site mitigation measures that are projected to achieve a GHG intensity of 110-122kg CO_2/GJ (FFCA basis) for a commercial plant. This GHG intensity is 24-37% higher than the average conventional oil used in Australia and 8-20% higher than Canada's oil sands. Therefore, claims by some opponents

3 The functional unit adopted for the analysis was CO_2 equivalent per gigajoule (GJ) of refined liquid transport fuel. The CO_2 equivalent includes emissions of CO_2, methane (CH_4) and nitrous oxide (NO_2) using the Inter-Governmental Panel on Climate Change equivalency factors. The energy content is determined on the lower heating value basis (lhv). This refers to the actual heating value that can be extracted from the fuel, deducting the heat lost through vaporisation of the water formed in the combustion. Further information on the FFCA methodology, which was reviewed by CSIRO, is contained in Appendix B.

that the GHG intensity of oil derived from shale is four times higher than conventional oil are fundamentally incorrect.

SPP's current plant design incorporates on-site mitigation measures that achieve a 10-20% improvement in GHG intensity compared to the original commercial oil shale plant design developed in the late 1990s, which had an equivalent GHG intensity of 136kg CO_2/GJ. This improvement reflects practical advances in energy efficiency measures and improved prospects for co-production of bio-ethanol and other bio-oils.

Notwithstanding these technology advances, SPP's goal of 85kg CO_2/GJ requires going beyond on-site measures by implementing carbon sequestration technologies to close the gap. This can be achieved by establishing permanent forests that meet Kyoto Protocol standards.

Figure 2: GHG Intensity of Transportation Fuel Derived from Various Oils

kg CO_2/GJ of Refined Liquid Transport Fuel (FFCA)


150
125
100
75
50
25
0
85
110-122
89
92
99
102
OPTIMISED PLANT + CARBON SEQUESTATION 1
OPTIMISED PLANT
AUSTRALIAN CONVENTIONAL AVERAGE 2
US CONVENTIONAL AVERAGE 3
HEAVY OIL 4
CANADIAN OIL SANDS 4
OIL FROM SHALE (COMMERCIAL SCALE)
COMPARABLE OILS

1 Achievable goal for commercial scale plant
2 CSIRO/RMIT Comparison of Transport Fuels 2001
3 US Argonne National Laboratory 2001
4 McCann/RIWG 2001 (Canadian heavy oil is representative of many other heavy oils)

4 URS Corporation is a leading environmental and engineering consulting firm with more than 300 offices in key cities around the world and 16,000 employees. (www.urs.com.au)

5 Including 67,900 bpsd oil and 3,400 bpsd of liquefied petroleum gas.

2.4 Independent Review

In keeping with the sustainability principle of openness and transparency, SPP involved two independent consultants in the development and review of its GHG plan. CSIRO was engaged to assess SPP's GHG intensity estimates, including its GHG intensity goal based on the work undertaken by URS Australia Pty Ltd[4]. URS was also engaged to review the analysis of the economic impacts of achieving the goal. (See Appendix D.)

SPP's GHG assessment and mitigation plan builds on its prior analysis conducted in 1998 as well as extensive work carried out over the last year. It examined projected GHG emissions of a commercial scale plant with a capacity of 71,300 barrels per stream day[5] and an expected life of 25 years. SPP has developed preliminary engineering and cost estimates at this plant scale and these were available for this review.

SPP is currently reviewing alternative commercial plant sizes ranging up to 160,000 to 200,000 barrels of oil per day as part of the learning from the Stage 1 Demonstration Plant. Any material changes resulting from these assessments will be routinely reported to stakeholders.

Should the full scale commercial plant be sized to produce more than 71,300 barrels per stream day, the program will be scaled up accordingly to ensure the GHG intensity of oil from shale remains below that of conventional oil.

2.5 Background on SPP

SPP is pioneering the development of a modern oil shale industry by applying a breakthrough technology, known as the Alberta Taciuk Processor (ATP), to Australia's oil shale deposits. In total, SPP has an interest in 17.3 billion barrels (net) of a total (gross) 20.2 billion barrels of oil shale resources contained in ten deposits in Central Queensland.

In 2001 oil production operations were established at the Company's first development on the 2.6 billion barrel Stuart deposit at the A$340 million Stuart Stage 1 Demonstration Plant. This plant has demonstrated the technical viability and economic potential of oil shale development using the ATP technology.

The Company is planning to expand the Stuart project utilising the ATP process to produce a further 15,500 barrels of oil per day in Stage 2, the first phase of commercial production. Future commercial expansions are expected to involve multiple ATP units similar in size to the single expanded ATP in Stage 2.

3. HOW SPP EXPECTS TO ACHIEVE ITS GHG GOAL

SPP has worked closely with external parties to develop the three strategies outlined above. Further detail on their implementation and costs is provided below.

3.1 Improved Process Efficiency

Improvements in the efficiency of the processes to produce energy products from oil shale involve initiatives that increase liquid product yield, increase energy efficiency and reduce GHG intensity. While SPP expects that additional major technical improvements will be made in these areas in the next decade, plant optimisation plans are based on current technologies, as follows (Appendix C illustrates plant flowsheet):

Increased Product Yield: The plant will be designed to maximise liquid product yield, including the recovery of liquid petroleum gas from the produced gas stream. Past industry experience with processes to produce oil from shale indicates the opportunity to increase liquid yields by up to 12-17% compared to the design yield of Stage 1.

SPP's plant optimisation plan achieves self-sufficiency in electricity.

Co-generation of Electricity to Reduce Waste Energy: "Fuel gas" produced in the ATP process in a commercial scale plant can be used to fuel a gas turbine co-generation facility to produce 139MW of electrical power. The exhaust gas from such a facility can then be used in the shale dryer in combination with other sources of fuel. The combination of this co-generation facility, together with other electricity generated through heat recovery (see below), would make a commercial oil shale plant self-sufficient in electricity.

Improved Heat Recovery: Processed shale exits the ATP at temperatures over 400°C (up to 600°C), which is high enough to allow heat to be recovered to produce high-pressure steam and to pre-heat air used in the ATP for spent shale combustion. High-pressure steam is produced by cooling processed shale from over 400°C down to 270°C and is then used to produce a further 26MW of electricity. Additional energy is recovered from processed shale at 270°C by pre-heating the air that goes into the ATP from ambient temperatures to around 223°C.

3.2 Co-production of Bio-Ethanol/Bio-Oils

As a renewable liquid transportation fuel, the use of bio-ethanol that is derived from woody biomass can significantly reduce overall GHG emissions. This is because the carbon dioxide emitted in the combustion of bio-ethanol is offset by a similar amount of carbon absorbed in the plantations growing the woody biomass that is used to produce bio-ethanol fuel. Bio-ethanol from woody biomass is estimated by CSIRO and the Royal Melbourne Institute of Technology (RMIT)[6] to have one of the lowest GHG intensities of any bio-ethanol source at only 8kg CO_2/GJ of liquid transportation fuel (100% ethanol) (see Section 5).

Bio-ethanol can be produced from agricultural products such as soya, corn and wheat as well as from woody biomass such as wood chips and forest thinnings. Global annual production of bio-ethanol is already more than 350,000 barrels per day, primarily in Brazil and the US. Australia's current production is only some 1,700 barrels per day, which is 0.5% of Australia's annual petrol consumption.

Stuart bio-ethanol production could total 1,300-3,500 barrels per day.

A bio-ethanol plant with a capacity of approximately 1,300 barrels per day could be readily added to a commercial oil shale plant, based on the estimated currently available waste woody biomass around Stuart of 400,000 wet tonnes per year. This capacity could be increased to more than 3,500 barrels per day by establishing nearby tree plantations similar to SPP's current plantation R&D trials. This represents 5% of the total oil production from the oil shale plant, effectively providing half of the ethanol for a 10% blended fuel (with petrol) that is currently considered as optimal by Australian Governments and international vehicle manufacturers.

The process to produce oil from shale provides numerous synergies with the process to produce bio-ethanol. This is expected to significantly improve the potential economic return of bio-ethanol production. These co-production synergies include: availability of excess "low-grade" heat from the ATP processor; sulphuric acid, which is recovered when hydrotreating shale oil; and common infrastructure, such as waste water treatment and utilities. Co-production

6 *Comparison of Transport Fuels Report* 2001, prepared for the Australian Greenhouse Office.

can also facilitate capturing synergies with local industry (eg gypsum production). Furthermore, the lignin residue from the fermentation process could also be burned to raise steam for additional power generation, delivering a further 25MW of green power to the grid.

With the assistance of a Federal Government grant, SPP is currently undertaking a technology evaluation program to prove up the viability of this renewable energy strategy. Alongside this program, SPP also plans to review commercial bio-oil technologies. These new business opportunities could contribute to employment within the Calliope and Gladstone area.

3.3 Carbon Sequestration

The above "on-site" optimisation measures would reduce the GHG intensity of a commercial scale oil shale plant to 110-122kg CO_2/GJ compared to earlier plant designs with a GHG intensity of 136kg CO_2/GJ.

To achieve SPP's stated GHG goal of 85kg CO_2/GJ, the remaining gap of 25-37kg CO_2/GJ could be closed through permanent reforestation utilising native Australian eucalypt species. In addition to such a permanent reforestation estate, plantation areas could be established as short-rotation forestry to provide ongoing feedstock to the ethanol plant. Such a program provides an effective "cap" on costs over the life of the plant when availability and pricing of other forms of carbon credits are highly conjectural. The estimated cost of carbon sequestration based on SPP's permanent reforestation program is A$6.43/tonne CO_2 or US$3.50/tonne CO_2 (see Appendix A). In contrast, third party forecasts of GHG abatement costs for the first Kyoto commitment period (2008-2012) range from US$1.65-23.70/tonne CO_2[7] and there are very few estimates beyond 2012 reflecting the high degree of uncertainty.

Australia has over 30 million hectares of cleared agricultural land.

Australia has very large Kyoto-compliant land areas available for "carbon farming". In total, ABARE has estimated there is almost 30 million hectares in Australia of cleared agricultural land of which two-thirds is suitable for commercial plantations. This is likely a conservative estimate for land suitable for plantations for sequestration purposes. In mid-coast Queensland alone, there is an estimated 4.7 million hectares of Kyoto-compliant land within 200 km of a major port and within the parameters that are currently being tested in SPP's reforestation R&D trials.

SPP commissioned Greenfield Resource Options Pty Ltd[8] (GRO) to develop a reforestation sequestration model. GRO has estimated that permanent reforestation of about 166,000 hectares[9] of the types of land found in central Queensland would be sufficient to meet the Company's goal for an optimised commercial plant with a capacity of 71,300 barrels per stream day. Such a plantation, involving an estimated 116 million trees, is projected to sequester approximately 121Mt CO_2 over the life of the plant (Figure 3). This required area is less than 1% of land in Australia suitable for commercial plantation and less than 4% of the estimated land suitable for sequestration in central Queensland.

Figure 3: Carbon Sequestration to Close the "Gap"



Million Tonnes CO_2 Sequestered Per Year
8
7
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
-7
YEAR
1 3 5 7 9 11 13 15 17 19 21 23 25 27
2 4 6 8 10 12 14 16 18 20 22 24 26 28
Annual emissions gap
CO_2 sequestered by plantations

7 Sources:
ACIL: *The Kyoto Protocol: An Australian Situation Review*, September 2001 (assuming international trading).
Natsource: *Review and Analysis of the Emerging International Greenhouse Gas Market*, 2001.

8 Greenfield Resource Options Pty Ltd (GRO) is a forestry, natural resource and agribusiness consultancy based in Brisbane, Australia.

9 In Queensland, it is assumed that 70% of the purchased land can be planted. The remaining 30% of the land is assumed taken up by infrastructure, creeks, fire breaks etc, a proportion of which would be available for landcare plantings.

Such plantations are estimated to sequester an average of 37 tonnes CO_2 per planted hectare per year, based on Kyoto Protocol principles, including the carbon stored in soil and root systems.

Reforestation would also have benefits in reducing salinisation and increasing biodiversity.

As a conservation measure, SPP assumes that all of the plantation land is retained as permanent reforestation that becomes part of Queensland's forest reserves. This would have numerous additional environmental advantages, including:

- reduction in salinisation, one of the most serious threats to the Australian environment, by the implementation of remedial programs that involve planting salt-tolerant species as well as preventative programs that involve reforestation in recharge areas
- restoration of large areas to their natural state, linking up remnant pockets of uncleared land to create wildlife corridors
- reduction of sediment and nutrients entering the Great Barrier Reef World Heritage Area from the cleared catchment areas where intensive agriculture is currently the dominant land use

SPP would seek to involve the State Government in this reforestation project and thereafter to gift the forest reserves to a non-profit organisation which would give rise to consignment of tax deductions from the Company's reforestation investments. This strategy helps to ensure that the sequestration achieved over the first 30 years is maintained by responsible groups for another 70 years.

In the early years of plantation establishment, the amount of carbon available would not be sufficient to meet the offset requirements, so credits would be purchased on the open market. Once the plantations are fully established, they generate excess carbon credits over and above the offset requirement for a commercial plant and these excess credits could then be sold. Overall, the plantation is sized to achieve equality between the amount of carbon credit purchases and sales.

3.4 Cost Estimates

The incremental capital investment program (A$820M) for these strategies in a commercially-sized plant to produce oil from shale (71,300 barrels of oil per stream day[10]) yields an overall after-tax return on the incremental investment of approximately 14% and provides a solid platform on which to build a sustainable commercial oil production business. Overall, this program could increase net operating cash flow on a commercial oil shale project by around A$120 million per year (see Appendix A).

The three most capital intensive investment areas are co-generation, bio-ethanol production and reforestation. These are all highly suited to partnering. These partnerships can be effectively established within the overall oil shale business, consistent with a number of proven industry models. This enables SPP to attract partners with proven expertise in these areas while at the same time reducing capital intensity for the Company.

10 This plant size was used as it had the greatest detail in terms of engineering and cost estimates for comparison purposes. This size is currently under review (Section 2.4).

4. ACHIEVING THE GOAL

4.1 Investments Undertaken to Date

SPP's GHG objectives have been backed by the following investments already undertaken by the Company:

- A$3.5 million spent on the largest reforestation R&D trials in Australia involving 160 hectares, providing proprietary data that supports cost effective carbon sequestration in Kyoto-compliant cleared land in Queensland
- Participation in 140 hectares of demonstration plantations in conjunction with the Queensland Department of Primary Industries, based on the top performing species in SPP's plantation R&D trials
- Investigation into the feasibility of co-production of bio-ethanol, involving the evaluation of biomass availability around the Stuart deposit and synergistic integration with the ATP process. SPP is currently evaluating the adaptation of bio-ethanol technologies for use on eucalypti through a Federal Government grant (New Industries Development Program) and proposes to review the suitability of commercial bio-oil technologies
- The first carbon trade in Queensland involving the Queensland Government

4.2 Future Program

SPP is pursuing the following ongoing investments to incorporate new technologies, process methods and operations aimed at continuing to reduce the carbon intensity of oil production from shale:

- Incorporation of GHG strategies into the design of a full scale commercial plant to achieve the on-site GHG intensity target of 122kg CO_2/GJ, a reduction from prior plant designs with a GHG intensity of 136kg CO_2/GJ. This involves:
  - further investigation into and adaptation of bio-ethanol and bio-oil technologies for use with Australian hard woods
  - initial design for electricity and waste heat co-generation
- Expansion of R&D to further reduce base GHG intensity to no more than 110kg CO_2/GJ. Key areas of opportunity include:
  - increased liquid yields
  - increased production of bio-ethanol or other bio-oils
  - increased use of co-generation
  - low grade waste heat recovery
- Stage 2 commitments that:
  - GHG emissions will not be more than 10% above the GHG emissions range for a commercial plant
  - co-production of bio-ethanol in Stage 2 will be investigated further
- Expanding existing SPP reforestation programs to evaluate sequestration potential of low rainfall and salt-affected areas
- Pursuing partnering opportunities for plantations and bio-ethanol

As part of its commitment to transparency, SPP will report annually on the progress of this program.

5. RELATIVE BENCHMARKS

The GHG intensity of various transportation fuels (FFCA basis) is compared to oil shale derived fuel in Figure 4 below.

Figure 4: GHG Intensity of Transportation Fuels
kg CO_2/GJ of Refined Liquid Transport Fuel (FFCA)


125
100
75
50
25
0
110-122
105
102
99
92
89
80
75
68
85
WHEAT
WOODY
8
15
15
14
20
21
24
36
14
38
OPTIMISED PLANT
BIO-ETHANOL[1]
OIL FROM SHALE
Combustion
Pre-Combustion
Estimate Range

[1] CSIRO/RMIT Comparison of Transport Fuels 2001.
[2] Synthetic diesel from natural gas using Fischer-Tropsch process.
[3] Canadian Heavy Oil representative of many other heavy oils.
[4] McCann/RIWG 2001.
[5] Argonne National Laboratory 2001.
[6] Achievable goal for commercial scale plant.

SPP's achievable GHG *intensity goal is 5% less than conventional oil and 5% higher than* LPG.

SPP's GHG intensity goal for oil produced from shale of 85kg CO_2/GJ is:

Less than:

Conventional Refined Oil: The GHG intensity of conventional refined oil produced in Australia is 89kg CO_2/GJ on an FFCA basis, based on SPP's analysis and incorporating the results of the CSIRO/RMIT Comparison of Transport Fuel Report (2001)[11]. The average conventional oil used in Australia has a lower GHG intensity than conventional oil used in the United States which averages 92kg CO_2/GJ according to the Argonne National Laboratory (2001)[12].

Oil Sands: The GHG intensity of oil from the Canadian oil sands is estimated at 102kg CO_2/GJ (lower heating value basis), as estimated by McCann (2001)[13].

Heavy Oils: The GHG intensity[14] of Canadian heavy oil (diluted bitumen) is 99kg CO_2/GJ according to McCann (2001)[13].

Gas to Liquids Diesel – via Fischer-Tropsch (FT): The GHG intensity of FT Diesel, as determined by the CSIRO/RMIT Report 2001, is 98kg CO_2/GJ, on a higher heating value basis. On a lower heating value basis, consistent with the FFCA analysis, this is equivalent to 105kg CO_2/GJ. This compares with a mid-range value of 99kg CO_2/GJ from the Argonne National Laboratory Report (range 93-106kg CO_2/GJ) all on a lower heating value basis.

Greater than:

Bio-ethanol: The GHG intensity of bio-ethanol is highly dependent on the source, with woody biomass based ethanol estimated at 8kg CO_2/GJ (lhv) and wheat based ethanol at 68kg CO_2/GJ (lhv), according to the CSIRO/RMIT Report 2001.

Liquefied Petroleum Gas: The GHG intensity of LPG Autogas is estimated at 80kg CO_2/GJ (lhv) in the CSIRO/RMIT Report 2001.

CNG: The GHG intensity of compressed natural gas, based on gas-fired compression, is estimated at 75kg CO_2/GJ (lhv) in the CSIRO/RMIT Report 2001. This compares with an average value of 73kg CO_2/GJ (lhv) from the Argonne National Laboratory 2001 Report for North American gas.

6. CONCLUSION

SPP has developed a cost effective strategy to achieve a net GHG intensity goal for oil produced from shale that is less than conventional oil on a full fuel cycle basis.

This strategy should enable the Company to be well positioned in a carbon constrained world, as envisioned by the Kyoto Protocol, and to do its part to help reduce the overall GHG intensity of transportation fuels.

11 *Comparison of Transport Fuel Report* 2001 prepared for the Australian Greenhouse Office.

12 Argonne National Laboratory *Well to Wheels Energy Use and Greenhouse Gas Emissions*, June 2001.

13 Regional Issues Working Group (RIWG) *Greenhouse Gas Code Life Cycle Analysis*, October 2001.

14 Adjusted to be on a comparable lower heating value (lhv) basis.

APPENDIX A: MANAGING THE GHG ECONOMIC IMPACT[15]

Achieving a goal of net GHG intensity for oil produced from shale at less than conventional oil has a minor impact on the return on investment for a commercial scale oil shale plant. This is because the overall program focuses on increased energy efficiency and yield improvement as part of an optimised plant design that also delivers reduced GHG intensity. The investment program to achieve SPP's GHG goal is approximately A$820 million for a 71,300 barrel per stream day project, as shown in Table 1[16].

Table 1: Capital Program

GHG Abatement Measures	Increment Capital Investment (A$ million) Range	Increment Capital Investment (A$ million) Expected Cost	Internal Rate of Return On Incremental Investment (Expected Cost)[17]	GHG Intensity Reduction Kg CO_2/ GJ[18]
• Optimised Plant				
Improved Process Efficiency				
-Yield	32-46	36	105%	4
-Energy efficiency	211-305	235	17%	8
Co-production of bio-ethanol	159-230	177	12%	2
• Carbon Sequestration				
Plantation sequestration	314-429	372	Negative	Up to 37
Total	716-1010	820	14%	51

This investment results in an average increase in pre-tax net cash flow of A$84-133 million per year as shown in Table 2.

Table 2: Increased Cash Flow

Annual Impact	Range Estimate (A$ million)
Revenue	
Additional product sales[19]	77-107
Excess green electricity sales	8-9
Other	3-4
Sub-total	88-120
Operating Cost	
Optimised plant (savings)	(20)-(30)
Plantations[20]	17-20
Carbon Trading[21]	0-4
Sub-total	4-(13)
Net Pre-Tax Cash Flow (increase)	84-133

The strategy provides strong opportunities for partnering, particularly in the three most capital intensive areas: co-generation, bio-ethanol production and reforestation, which SPP will pursue.

Costs of Carbon Sequestration

The costs for carbon sequestration, included in the above analysis, are based on permanent reforestation in central Queensland and are approximately A$6.43/tonne CO_2[22]. This results in an overall cost of A$1.34/bbl of oil shale[23] (based on an energy content of shale oil of 5.8GJ/bbl and a need to sequester 36kg CO_2/GJ).

15 All dollar amounts are in 2002 terms.

16 For explanation of plant size choice, see Section 4.2.

17 At US$20 per barrel WTI crude oil prices and exchange rate of A$/US$=0.55.

18 Compared to prior commercial plant design with GHG intensity of 135kg CO_2/GJ.

19 Average contribution to additional product sales revenues: yield improvements 75%, bio-ethanol 25%.

20 Assumes 100% permanent reforestation, with gifting of the forest to a non-profit organisation.

21 Assumes constant carbon permit prices (ie no real price increase) during the life of the plant.

22 This incorporates all capital and operating costs of the reforestation, including land purchase and plantation establishment costs, maintenance, insurance and gifting of the land.

23 As per Note 22, plus the adjustment for purchases and sales of carbon credits to match differences between sequestration to annual oil production.

APPENDIX B: FFCA METHODOLOGY

Primary Product

The FFCA requires determination of a primary product to which all GHG emissions are allocated. For this analysis, this is defined as refined liquid transportation fuel.

A commercial oil shale plant produces hydrotreated synthetic crude oil with an estimated 40°API gravity[24] from which the following products can be produced:

• LPG	3%
• Gasoline	48.5%
• Diesel	29%
• Light Fuel Oil	19.5%

System Boundaries

The boundaries of the conventional liquid fuel supply system for the FFCA benchmaking are:

- Exploration for oil resources
- Oil field production activities including flaring
- Transport of crude oil to a refinery
- Processing of crude oil in a refinery
- Transport of refined products for distribution
- Combustion by end users

The comparable boundaries of a commercial scale oil shale plant include the following:

- Exploration for oil shale
- Mining and transfer of raw shale to the processing plant
- Transfer of spent shale and mine site remediation
- Processing of oil shale in the ATP and all associated operations, including net electricity and natural gas use
- Transport of Stuart intermediate products to a refinery via ships
- Processing of Stuart intermediate products in a refinery
- Transport of refined products for distribution[25]
- Combustion by end users

As is standard, the FFCA does not include GHG emissions associated with the manufacture of the commercial plant or the development of related infrastructure. The FFCA, however, does include emissions associated with the production of natural gas used in the plant and with the transport of biomass to the bio-ethanol plant.

24 Based on the Stage 3 Scoping Study 1999 and revised based on actual Stage 1 performance.

25 Emissions resulting from the transport of both the shale oil and conventional oil products from refinery to market were both considered to be zero, since both were expected to be minimal, and in any case would be identical for both products.

APPENDIX C: AN OPTIMISED COMMERCIAL OIL SHALE PLANT DESIGN


Optimised Commercial Plant
Capacity of 71,300bpsd (Oil + LPG1)
150°C
Stack Burner 0MW
Baghouse
150°C
150°C
145°C
180°C
Electricity 26MW
Steam 122MW
Spent Shale
150°C
Fine Ash 406°C
Shale 270°C
Feed
PH Gas
Flue Gas
Coarse Ash 429°C
406°C
223°C
169MW
Fuel Gas 189MW
199MW
Natural Gas 19MW
H/C Vapour 505°C
Cogen Exhaust 580°C
Plant 4 - 19MW
Purchase - 0MW
Spent Shale - 26MW
Cogen - 139MW
TOTAL - 184MW
19MW
Steam 90MW
Fuel Gas 398MW
Fuel Gas 675MW
H/C Liquids
Fuel Gas 88MW
Natural Gas Feed 206MW
Product (67,900bpsd syncrude 3,380bpsd LPG)
1280bpsd
25MW green electricity
Sale to Grid
1. Oil: 67,900 bpsd, LPG: 3,400 bpsd

CSIRO
ENERGY TECHNOLOGY

LUCAS HEIGHTS LABORATORY
Lucas Heights Science & Technology Centre
New Illawarra Road, Lucas Heights, Sydney.
PMB 7, Bangor, NSW 2234.
Tel: (02) 9710 6777 | Fax: (02) 9710 6800 | www.det.csiro.au

***Chief of Division:* Dr John Wright**

11 July 2002

Mr Chris McMahon
Greenhouse Coordinator
Southern Pacific Petroleum NL
PO Box 7101 Riverside Centre
BRISBANE QLD 4001

Dear Chris

CSIRO Review of Executive Summary Report

CSIRO has been asked by Southern Pacific Petroleum NL (SPP) to review the Executive Summary Report that was prepared by SPP on Oil Shale Greenhouse Gas Emissions. This review was carried out by scientists from CSIRO Energy Technology, who were responsible for aspects relating to the production of liquid products from the oil shale plant, and CSIRO Forestry and Forest Products, who were responsible for aspects relating to carbon sequestration in forestry plantations as an outside the gate option.

In relation to the Executive Summary Report, as supplied, the following comments are made:

1. GHG intensity of oil shale processing

The data presented in the Executive Summary Report is based on the full fuel cycle analysis (FFCA) for the production of refined liquid transport fuels, and the associated emissions model, developed by URS New Zealand as part of the SPP Greenhouse study. On the basis of this study the Executive Summary reports that the Greenhouse Gas (GHG) intensity of producing liquid fuels from oil shale is 136 kg CO_2/GJ for the reference case, and 122 kg CO_2/GJ when various mitigation steps are taken inside the gate of the plant.

CSIRO Energy Technology has carried out an independent check on the overall figures for GHG gas intensity working from mass and energy balance data provided by Mr Chris McMahon of SPP. We find that the GHG gas intensities of the liquid products leaving the oil shale plant are well within the 90% confidence limits calculated as +/- 20% by URS in the FFCA study. In addition, the difference in GHG intensity between the Reference and Mitigation cases as calculated by CSIRO is essentially the same as that calculated in the FFCA study.

DIVISION HEADQUARTERS
Riverside Corporate Park, Delhi Road, North Ryde, Sydney | PO Box 136, North Ryde, NSW 1670 | Tel: (02) 9490 8666 | Fax: (02) 9490 8909
PINJARRA HILLS LABORATORY **Queensland Centre for Advanced Technologies**
2643 Moggill Road, Pinjarra Hills, Brisbane | PO Box 883, Kenmore, QLD 4069 | Tel: (07) 3212 4444 | Fax: (07) 3212 4455
CLAYTON LABORATORY
Bayview Avenue, Clayton, Melbourne | Box 312, Clayton South, VIC 3169 | Tel: (03) 9545 8500 | Fax (03) 9562 8919

2. Scope for Carbon in Forestry Plantations as Outside the Gate Options

The Forestry review, carried out for SPP on the potential of new plantations to sequester carbon, was undertaken by three scientists from CSIRO Forestry and Forest Products, with specialist capability in the fields of bioclimatology (mapping tree species to climates) and carbon accounting in plantations (modelling).

In summary:

- Limited information is available from field trials to estimate rates of plantation growth in the mid-coast Queensland region. Any values for sequestration therefore have a high degree of uncertainty, though we note that early results from SPP field trials are helping to improve growth estimates.
- Within the above constraint and based on all the available evidence, the mean annual volume increment calculated by GRO of 26 m^3/ha/year is reasonable.
- Given this mean rate of growth and all other assumptions, the calculated rate of sequestration of 121 Mt CO_2 over 28 years for the proposed project is therefore also reasonable, and consistent with our independent calculations.

We also ran some preliminary simulations of the process-based 3-PG model[1] for indicative sites on the mid-coast of Queensland. Models outputs support the general conclusion that growth rates calculated by GRO are within the expected range.

Yours sincerely,

Dr Greg Duffy
Research Group Manager, Process Development Group
CSIRO Energy Technology

Dr Phil Polglase
Leader, Greenhouse and Carbon Management
CSIRO Forestry and Forest Products

[1] The 3-PG model is a CSIRO-developed plantation growth model that is one of the components of the Australian Greenhouse Office's Carbon Accounting Toolbox. The simulations made use of previous work with the AGO, whereby the model was calibrated to data for *Eucalyptus grandis* in southern Queensland.

URS

Dames & Moore
Woodward Clyde

6 August 2002

Project No. 13946-011-561

Southern Pacific Petroleum (SPP)
Level 11 Riverside Centre,
123 Eagle Street Brisbane,
Qld 4000, Australia

Attention: John McFarlane
General Manager of Corporate Finance and Investments

Dear John,

Subject: Economic review of Stuart Stage 3 Greenhouse Gas management models

Southern Pacific Petroleum (SPP) commissioned URS Melbourne (URS) in June 2002 to carry out an independent review of the pre-feasibility economic assumptions made to assess the impact of alternative Greenhouse Gas (GHG) management options available to SPP. This letter summarises our conclusions of the economic review of both main components of the GHG management strategy; namely, the use of forests for carbon sequestration and 'inside gate' options.

Review of forest plantation economic modelling

Based on review of the forest plantation model, URS consider that the overall forestry sequestration economic assumptions are within a reasonable range. Key components of the model considered were:

- Land costs - assuming the successful implementation of the land acquisition strategy, as defined by SPP, URS consider the costs and price inflation included in the model as being a reasonable assessment of the current land cost situation, given the suite of existing alternative land uses and land availability.
- Plantation establishment and maintenance costs - URS benchmarked SPP's plantation establishment and maintenance cost assumptions against four major existing Australian hardwood plantation companies. The economic assumptions utilised by SPP in this regard align with those benchmarked costs and are considered by URS to reasonably reflect current industry cost structures.
- Terminal value - the terminal value of the forest has been accounted for under two different scenarios – sold or gifted following the final year of establishment or sold or gifted at the end of the Project timeframe. Regardless of which option is chosen, SPP will retain the rights to the 121MtCO2 sequestered by the plantation. Under the former scenario the forest and land has a value which reflects the cost of acquiring the land, establishing the plantations and maintaining the plantations to that point in time. URS assesses the forest terminal value as being reasonable.

URS Australia Pty Ltd (ABN 46 000 691 690)
URS House, 658 Church Street
Richmond, Victoria 3121 Australia
PO Box 285, Richmond Victoria 3121
Tel: 61 3 9279 2888
Fax: 61 3 9279 2850

URS

Dames & Moore
Woodward Clyde

John McFarlane
Southern Pacific Petroleum (SPP)
6 August 2002
Page 2

URS' review of the carbon sequestration model did not extend to an assessment of land productivity assumptions that were reviewed independently by CSIRO.

Review of 'inside gate' greenhouse gas mitigation measures

Based on a basic review of the current model, and taking into account the degree of refinement done by SPP Development, URS consider the economic assumptions contributing to capital costs, operating cost and revenue estimates for 'inside gate options' to be reasonable, although further sensitivity analysis using probabilistic models incorporating risk issues is recommended.

- Current total capital estimates for all inside the gate options range from $402m to $581m ($447m -10% to +30%). URS has reviewed the economic variables leading to these estimates and considers them to be reasonable with in the range proposed.
- A number of variables contribute to the compilation of the operating cost and revenue component of the inside gate model. Among these, the market price and excise rebate of ethanol, green electricity price and cost of stock feed play a key part. Nevertheless they are not considered unreasonable in the context of a pre-feasibility study.

Review Statement

Based on the review of the spreadsheet models provided by SPP, which is not an audit, URS believes that the economic assumptions set out in the economic models provide a reasonable basis for the preparation of pre-feasibility forecasts. Potential areas of refining estimates in a feasibility study have been identified by URS.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of SPP. If events do not occur as assumed, actual results may vary significantly from the forecasts. Accordingly, we do not confirm or guarantee the achievement of the forecasts, as future events, by their very nature are not capable of independent substantiation.

Yours sincerely,
URS AUSTRALIA PTY LTD

per Andrew Morton
Director

Arash Rashidian
Associate

S:\PROJECTS\13946\011 REPORT\STATEMENT OF REVIEW - 6 AUG 02 - AUTHORISED FOR RELEASE.DOC\6-AUG-02

SPP CPM

SOUTHERN PACIFIC PETROLEUM N.L.

BRISBANE OFFICE (Head Office)

Level 11, Riverside Centre
123 Eagle Street, Brisbane QLD 4000
Australia
Telephone (617) 3237 6600 Fax (617) 3237 6700
Email info@sppcpm.com
Internet www.sppcpm.com

STUART PROJECT SITE OFFICE

375 Landing Road, Yarwun
Gladstone QLD 4680
Australia
Telephone (617) 4971 1200 Fax (617) 4973 6529

SPP CPM

NOTES FOR EDITORS

1. Why has SPP developed this strategy?

- The strategy has been developed to ensure Australia's emerging shale oil industry, of which SPP is the lead producer, minimises the impact of greenhouse gas (GHG) emissions associated with the production of oil from shale.

- In developing a new oil source, it is important to strive for superior performance, not only economically, but also in terms of sustainability. As a result, we have set a new benchmark for the Australian shale oil industry that the net GHG emissions will be lower than that currently applying to conventional oil.

2. Is this strategy dependent on ratification of Kyoto?

- The strategy is not dependent on ratification of the Kyoto Protocol but is based on recognition that the world is heading into a carbon-constrained paradigm. Our strategy is responsive to this new paradigm, and adopts compliance with Kyoto as the most widely accepted standard in GHG emission principles.

3. How will Australian production of oil from shale compare to other conventional oils in terms of GHG emissions?

- The strategy has been developed with the objective of ensuring net GHG emissions associated with oil from shale are less than those from conventional oil sources.

- Specifically, SPP's GHG intensity goal for oil from shale is 85 kg CO_2/GJ. This is ***5 per cent lower*** than for average Australian-produced oil and ***15 per cent lower*** than for heavy oils that are being increasingly produced in major oil consuming regions of the world.

4. Greenpeace says oil from shale has four times the GHG emissions than conventional oil – is that true?

- Unfortunately, some opponents of production of oil from shale utilise a lot of misinformation to press their case. The facts are that in our proposed Stage 3 operations GHG emissions from oil produced from shale are between 24% and 37% higher than those of conventional oil – clearly not the quantum Greenpeace is claiming.

- Furthermore, with the sequestration program developed by SPP, net GHG emissions from oil produced from shale will be lower than emissions from conventional oil.

5. What is the full fuel cycle analysis (FFCA)? Why has it been used in this study?

- FFCA is recognised by leading national and international scientific and environmental agencies as the most effective means of measuring GHG emissions.
- This is because it measures the extent of emissions of a fuel type from its production through to its ultimate combustion.
- As a result, this form of analysis provides the most meaningful means of assessing the overall GHG impact of a fuel type.
- For example, GHG emissions from the production of natural gas are much higher than from coal production, yet the process of burning coal to produce electricity means that coal on a FFCA basis usually has a much greater overall GHG impact than natural gas for electricity production.

6. What is GP (other NGOs) response to your strategy?

- Our strategy is Kyoto compliant, however GP (and some of the environmental NGOs) do not support the reforestation options provided by the Kyoto protocol and endorsed by the nations and international scientific communities.
- In pursuing a policy that includes permanent reforestation, which is beyond the requirements of the Kyoto Protocol, we are taking extra effort to ensure not only sequestration, but also to secure significant additional environmental advantages for biodiversity and water management.

7. What is the cost of SPP's GHG initiatives?

- The total cost of the package is more than $800 million.
- SPP has carefully costed the strategy with a view to utilising these initiatives to generate a net operating return of around $120 million a year.
- SPP projects that its energy efficiency and improved yields measures can generate approximately $25 million in cost efficiencies a year.
- A further $77 million to $107 million per year is projected in additional product sales, including bio-ethanol.
- The returns generated from these two 'inside the gate' initiatives will fund the proposed reforestation which is estimated to involve capital costs of around $370 million.

8. How can SPP afford such a strategy?

- There is a significant cost involved with the strategy. However, the program has been carefully costed and developed so as to generate appropriate returns to the company.

- SPP's analysis, which has been verified by leading environmental and engineering consultants URS shows that the program can increase cash flow to the company by approximately $120 million a year, equivalent to an internal rate of return of 14 per cent on the incremental capital investment.

- Furthermore, each of the three components of the strategy (bio-ethanol production, reforestation and co-generation) is highly suited to partnering. This provides opportunities to reduce the capital intensity as well as provide access to additional technical and industry expertise.

9. How can SPP make its process for the production of oil from shale electricity self-sufficient?

- SPP has examined in detail a number of ways in which it can reduce the amount of energy it uses to produce each barrel of oil from shale and found that the production process can effectively be made electricity self-sufficient.

- This self-sufficiency can be achieved through increasing the oil yield from the production process as well as harnessing and re-using energy, such as by-product fuel gas, hot exhaust gas and high-pressure steam derived from the production process for use in other stages of oil production.

- These efficiencies are based on existing technologies and do not take into account other potential energy efficiencies that are likely to result from improvements to the process for the production of oil from shale.

10. What does the reforestation program entail?

- SPP plans to undertake a major reforestation program aimed at 'capturing', or sequestering carbon.

- The process of reforestation of areas of land which have been previously cleared is recognised by the Kyoto Protocols as a major way of reducing the amount of GHG emissions to the atmosphere.

- The total reforestation program involves planting approximately 116 million trees over a total of 166,000 hectares in central Queensland.

- It is projected that over a 28 year period, this reforestation will sequester more than 120 million tonnes of $C0_2$.

- The reforestation program also represents a major opportunity for rural Queensland, with potential economic spin-offs including forest management as well as other significant environmental benefits including desalination, reduced soil erosion and run-off as well as creating significant wildlife corridors.

11. What does the proposal for bio-ethanol production involve?

- Bio-ethanol is one of the cleanest transportation fuels available. SPP plans to produce bio-ethanol from woody biomass using wastes from local plantations and sugar operations. We do not plan to use wood wastes from native forests. SPP is investigating the use of purpose grown native eucalypts in the form of short rotation forestry as a feed stock for the bio-ethanol plant.

- Bio-ethanol as a substitute fuel and blending stock in petrol and diesel is used around the world, especially in the US and Brazil. Demand for the product is expected to increase with increasing demand for clean, less carbon intensive fuels.

- Under the proposal, SPP would produce at least 100 million litres of ethanol a year.

- The economic viability of such a plant is significantly enhanced by co-location with SPP's oil shale production process due to a number of synergies.

12. The major oil companies appear resistant to using bio-ethanol - is there a market for the product?

- There is debate about the percentage of ethanol that should be added to petrol but there is broad support for the use of bio-ethanol of around 10% by the Federal and State Governments, as well as some of the major oil companies.

13. When will the strategy be implemented?

- While the overall implementation of the strategy is long-term, a number of steps have already been taken by SPP as part of developing the strategy.

- They include investigations into the commercial feasibility and modelling of the proposed bio-ethanol plant and significant R&D expenditure on plantation trials in central Queensland.

- SPP has also committed to a number of other initiatives including extensive R&D on improving the GHG impacts of the process to produce oil from shale.

14. Why is the development of a shale oil industry important to Australia?

- Oil produced from shale has the potential to address Australia's increasing reliance on overseas oil imports, particularly from those oil-producing areas in the world such as the Persian Gulf, which have a high degree of political uncertainty.

- Forecasts show that this reliance will increase to more than 50 per cent by 2020, which in turn will have adverse impacts on Australia's balance of trade and currency.

- Unlocking Queensland's oil shale resources is of major economic importance to Australia, not just to reverse this increasing reliance on overseas imports, but also to create a potential major new oil export industry.

15. Is SPP seeking government funding to implement this strategy?

- No, SPP will fund the program with its own resources although some support will be sought for the development of the ethanol plant design.

16. Aren't trees an insecure way of storing carbon? Disease and fire could wipe them out.

- The reforested areas will be designed with appropriate firebreaks and native species will be selected to minimize the risk of disease.

17. How are you going to plant 116 million trees given it's not your core business?

- SPP is confident that it can achieve that level of reforestation through commercial partnering that can be established as part of the overall oil shale business.

- This allows SPP to attract business partners with proven expertise in forestation while reducing the capital costs for the company.

18. How will SPP access 166,000 hectares for plantations?

- Australia has significant amounts of land available for reforestation.

- In mid-Queensland, there are 4.7 million hectares of land suitable for plantations that are within the parameters being currently tested by SPP's reforestation R&D trials.

- SPP's plans to acquire land for the purposes of reforestation, and, at an appropriate time, it will gift this land together with its permanent plantation to a non-profit organisation.

19. Won't the reforested areas just end up being a sterile monoculture?

- No. A mixture of native species will be selected. Furthermore, substantial areas (especially alongside watercourses) will be naturally revegetated. Compared with the current land use (mostly cattle grazing on cleared land), the reforested areas will represent a substantial increase in biodiversity.

20. Isn't the use of trees a cop out for taking action to reduce your own emissions?

- The atmosphere doesn't care how CO_2 concentrations are reduced – whether it be by reduced emissions or greater capture of CO_2. In addition, the use of reforestation has substantial benefits apart from reducing the atmosphere's greenhouse gas concentrations and is recognised as such in the Kyoto protocol and by leading GHG experts around the world.

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

Chairman Mr Campbell Anderson

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone : 61 7 3237 6600
Facsimile : 61 7 3237 6700
Email : info@sppcpm.com
Website : www.sppcpm.com

September 2, 2002

Media Release

SPP UNVEILS GREENHOUSE GAS STRATEGY FOR OIL FROM SHALE

Southern Pacific Petroleum N.L. (SPP) today released an innovative greenhouse gas (GHG) strategy that fully addresses concerns about GHG emissions associated with oil from shale. "SPP needs to demonstrate not only the viability but also the sustainability of the oil from shale industry. Our GHG strategy aims at ensuring that we achieve lower net GHG emissions than conventional oil," SPP Chairman, Mr Campbell Anderson, said today.

The plan, which is based on the full fuel life cycle analysis (FFCA) of oil produced from a full-scale oil shale plant, achieves the strategy in three ways:

1. Building the biggest ethanol plant in Australia. This plant would operate alongside the Stuart Oil Shale plant near Gladstone, and be based on woody biomass sourced from local plantations and sugar wastes.
2. Creating Australia's largest 'carbon sink' through planting 116 million trees to create permanent forests. This would 'capture' or sequester 121 million tonnes of carbon dioxide as well as enhance biodiversity and mitigate salinisation.
3. Improving the GHG performance of the production facilities by investing in co-generation and other efficiency improvements to minimise the amount of energy used to produce each barrel of oil from shale.

"Our plan is fully costed, is practical and provides a commercial return," said Mr Anderson. "It has been independently reviewed and is Kyoto compliant."

SPP's Managing Director, Mr Jim McFarland, said "Our greenhouse gas plan is part of an integral platform being developed by SPP to ensure sustainability for Australia's new oil industry based on shale.

"Given the concerns about increasing man-made greenhouse gas emissions, we recognize it is our responsibility as a producer of fossil fuels to reduce our emissions. This is particularly the

case as the world is expected to continue to rely on fossil fuels for energy supply and economic development for decades to come.

"SPP's net emissions goal for this emerging oil industry represents a major commitment. The incremental investment required to achieve our greenhouse goal for a commercial plant producing over 70,000 barrels of oil per day, is more than $800 million. The after-tax return on this <u>incremental</u> investment is projected itself to yield 14% by increasing net operating cash flow by around A$120 million per year."

The plan has been independently reviewed by the Commonwealth Scientific & Industrial Research Organization (CSIRO) and has also received endorsement from the Federal Government.

Federal Resources Minister, Mr Ian Macfarlane said: "Our shale oil reserves will be a significant factor in overcoming Australia's reliance on overseas oil imports. Through new technology, shale also has the potential to create a major new energy export market for this country.

"If it is to realise such potential SPP, in common with all other businesses, must address greenhouse issues and it appears to me that the GHG plan SPP has developed strongly underlines their commitment to do so."

CSIRO Research Group Manager, Dr Greg Duffy, said CSIRO's calculations confirmed both the GHG gas intensities determined by SPP as well as the Company's projections of carbon sequestration from the tree planting program.

"These projections, which form the core of SPP's GHG mitigation plan, have been independently verified by experts from CSIRO's Divisions of Forestry and Forest Products and Energy Technology," Dr Duffy said.

"To ensure that the plan is continually subject to transparency, progress in meeting objectives set down in the program would be subject to external review and made public annually," Mr. Anderson said.

Mr McFarland said a significant amount of work had already been undertaken by the Company to progress the overall program, including reshaping the full scale commercial plant design to be more energy efficient and further R&D activity to improve the overall efficiency of SPP's 'oil from shale' production process.

In addition, $3.5 million has already been spent by the Company on reforestation R&D trials over a 160 hectare area in Queensland to study carbon sequestration. This study is the most significant of its kind yet undertaken in Australia.

SPP has also undertaken scoping activity to develop a bio-ethanol plant that could be readily added to a fully developed plant to derive oil from shale. The Federal Government via its New Industries Development Program recently announced a grant to SPP for the continuing evaluation of a proposed ethanol from woody biomass plant.

SPP, which controls oil shale resources in central Queensland containing 17.3 billion barrels of oil, established Australia's largest-ever oil from shale operations at the Stuart Stage 1 Demonstration Plant near Gladstone, Queensland in 2001.

The Company plans to expand the Stuart development to a fully commercial operation with an ultimate productive capacity of up to 200,000 barrels of oil per day.

The plan is available on SPP's website (www.sppcpm.com).

-end-

For further information, please contact:
Mark Triffitt
Phone : 0413 876 810

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

STUART PROJECT UPDATE
Report No. 27 – 17 September 2002

1. STUART PROJECT ACHIEVES RECORD PRODUCTION RUN

Southern Pacific Petroleum NL (SPP) is pleased to report that the Stuart Stage 1 demonstration plant achieved a record production run in July and August 2002.

The plant processed shale for a total of 52 days between 6 July and 31 August and produced more than 120,000 barrels of oil products.

This exceeds the previous best run of 32 days and 68,000 barrels of oil achieved over the period 19 December 2001 to 20 January 2002.

The latest run was concluded after a number of planned performance tests were successfully completed. Production operations will resume around 19 September following routine inspections and plant upgrade work.

Largest Oil Production Month to Date

The run included the largest production month achieved by the plant to date, producing 61,000 barrels of oil in July. This performance was matched in August.

The run is also contributing to the plant's largest-ever production quarter which stands at 121,000 barrels of oil at the end of August. Planned production in September is expected to increase this quarterly record.

500,000 Barrel Oil Production Milestone Surpassed

The Stuart Stage 1 plant surpassed the oil production milestone of 500,000 barrels in August. The plant has now processed 909,000 tonnes of shale and produced 544,000 barrels of oil in 245 operating days since start-up, providing the operational and environmental performance data to confidently proceed to the Stage 2 commercial project.

2002 Oil Production Year to Date Exceeds Calendar Year 2001

Stuart has already exceeded the oil production total achieved last year, producing 276,000 barrels by 31 August compared to total oil production of 233,000 barrels in 2001.

Plant availability during the January to August 2002 period has averaged 52%, double the average availability achieved in 2001.

Daily shale processing rates currently remain constrained at around 70-75% of plant design due to an undersized shale dryer. Design and equipment procurement continues on a new fluidised bed shale dryer that is expected to be operational by the second quarter of 2003.

The new dryer is designed to enable the plant to achieve capacity rates while continuing to limit odour emissions to meet strict regulatory guidelines.

2. OIL SALES REVENUE IN 2002 INCREASES TO A$17 MILLION

As of 31 August, oil product sales in 2002 of 339,000 barrels have generated A$17 million in net revenue after shipping costs, and one-time storage and handling costs of A$4 million associated with delays in securing the current naphtha contract.

Oil product sales in 2002 have included 195,000 barrels of ultra low sulphur naphtha (ULSN) to Mobil Oil Australia Pty Ltd and 144,000 barrels of light fuel oil to the Singapore fuel oil market. These sales exceed 2002 production as they include oil product inventory from 2001.

Oil product sales of 250,000 barrels in July and August have resulted in an increase in available funds under management by the SPP Group to A$17.4 million at the end of August. This is up from A$11.6 million at the end of the June quarter. On a proforma basis, including the value of oil product inventory at 31 August, the effective available funds are A$23 million.

3. PRODUCTION TESTS SUCCESSFULLY COMPLETED ON SHALE FEED PLANNED FOR COMMERCIAL OPERATIONS AT STUART

During the July/August plant run, plant performance tests were successfully completed on actual shale feed planned for the Stage 2 commercial module. In addition, a blended feed representative of the ore grade for the proposed full-scale commercial development at Stuart was processed.

These performance tests were carried out over an 11 day period and confirmed the flexibility of the Alberta Taciuk Processor in processing various shale types and grades.

Analysis of the trial results is underway and will provide important operating data to confirm commercial plant design work. For example, oil samples collected from the Stage 2 feed trials are being analysed to confirm the hydrotreater design for Stage 2.

4. GREENHOUSE GAS STRATEGY RELEASED

On 2 September, SPP released an innovative greenhouse gas (GHG) strategy that fully addresses concerns about GHG emissions associated with producing and consuming oil produced from shale. The plan has been reviewed with key stakeholders in Australia and has been positively received.

The plan aims at achieving lower net GHG emissions than conventional oil, based on a full life cycle analysis of oil produced from a full-scale oil shale plant. The strategy is based on three elements: energy efficiency improvements; renewable bio-ethanol fuel production from woody biomass; and, a reforestation program to sequester carbon.

Prior to its release, the plan was independently reviewed by the Commonwealth Scientific & Industrial Research Organisation (CSIRO) in Australia and received endorsement from the Federal Government.

The plan is practical, Kyoto compliant and fully costed for a commercial oil shale plant producing 70,000 barrels of oil per day. The plan provides a commercial rate of return of 14% on an incremental GHG investment of more than A$800 million.

5. STUART PROJECT RECEIVES ENGINEERING EXCELLENCE AWARD

The Stuart Stage 1 demonstration plant has been recognised for outstanding engineering achievement by one of Australia's leading engineering bodies.

As part of its 2002 Engineering Excellence Awards, the Queensland division of the Institution of Engineers, Australia (IE Aust) awarded the plant a high commendation in the area of project infrastructure and resource development.

IE Aust described the project as "a groundbreaking demonstration of the possibility of converting Australia's vast and rich deposits of sedimentary oil shale into high quality oil for transportation fuels."

James D McFarland
Managing Director
17 September 2002

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

SPP CPM

Southern Pacific Petroleum N.L
ABN 36 008 460 366

Chairman Mr Campbell Anderson

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Austra

PO Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6600
Facsimile: 61 7 3237 6700
Email: info@sppcpm.com
Website: www.sppcpm.com

17 September, 2002

Media Release

STUART PLANT ACHIEVES BIGGEST PRODUCTION RUN

The Stuart Stage 1 demonstration plant has achieved its longest production run, resulting in the project's biggest production quarter, with more production expected in September.

The plant produced a total of 121,000 barrels of oil during the 52 day run, which was completed on 31 August, and exceeded the plant's next longest continuous run of 32 days, achieved earlier this year.

Releasing Southern Pacific Petroleum's six weekly report detailing latest production figures for Stuart, SPP Managing Director, Mr Jim McFarland, said the figures underlined that the plant's performance was continuing to improve.

"The run has also contributed to the plant's best-ever production quarter of 121,000 barrels at the end of August with more to come in September," Mr McFarland said.

The run included the largest oil production months yet achieved by the plant, producing 61,000 barrels of oil in each of July and August.

Mr McFarland said this year's total oil production of 276,000 barrels by the end of August already exceeded calendar year 2001 total production of 233,000 barrels.

The six weekly report also reported on a year to date basis to 31 August, oil product sales have generated A$17 million in net revenue after shipping costs and one-time naphtha storage costs incurred earlier in the year.

Oil product sales in 2002 included 195,000 barrels of ultra low sulphur naphtha (ULSN) to Mobil Oil Australia Pty Ltd and 144,000 barrels of light fuel oil to the Singapore fuel oil market.

The six weekly report can be obtained from SPP's website at www.sppcpm.com

Media Enquiries
Contact Mark Triffitt 0413 876 810